
09012351

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 5
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

STADIUM ENTERTAINMENT HOLDING CORP.
(Exact name of issuer as specified in its charter)

Nevada	7900	26-4052007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, 35th Floor, New York, NY 10010, (212) 453-2500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010 (212) 453-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:
Philip D. Forlenza, Esq.
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, New Jersey 07748
(732) 741-3900

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. - NOTIFICATION

ITEM 1. Significant Parties

The names and addresses of each of the directors, officers, record and beneficial owners of five percent (5%) or more of any class of the stock of Stadium Entertainment Holding Corp. ("Stadium Entertainment" or the "Company") and of counsel to the Company, are set forth below.

Officers and Directors

Name and Address	Title
David Berman (1) Business Address 888 Seventh Avenue, 35th Floor, New York, NY 10010 Residential Address 5142 Calvin Tarzan, California 91356	Chief Executive Officer and Director
Gary Katz (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 1020 Warburton Avenue Yonkers, New York 10701	Director
Camille Barbone (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 206 Bryans Road Hampton, New Jersey 08827	President and Director

Five Percent (5%) Record Owners
(Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC (1) 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5
Sandstone Investment Partners, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	37.5
Emerald Asset Advisors, LLC (1)(2) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	5.0
Michael Xirinachs (2) Business Address 425 Broad Hollow Road, Suite 115 Melville, NY 11747 Residential Address 271 Rivendell Ct. Melville, NY 11747	8.33
North Atlantic Resources Ltd (2) P.O. Box 1674 Kingstown St. Vincent and the Grenadines	5.0
Coastal Consulting, Ltd. Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	6.66

Five Percent (5%) Beneficial Owners
(Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC (1) 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5%

3

Gary Katz (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 1020 Warburton Avenue Yonkers, NY 10701	12.5% (3)
Camille Barbone (1) 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 206 Bryans Road Hampton, New Jersey 08827	12.5% (3)
Jerome Mas (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 5865 East Mezzanine Way Long Beach, California 90808	12.5% (1)
Sandstone Investment Partners, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (4)
Emerald Asset Advisors, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (4)
Michael Xirinachs (1) Business Address 425 Broad Hollow Road, Suite 115 Melville, NY 11747 Residential Address 271 Rivendell Ct. Melville, NY 11747	50.8% (4)
North Atlantic Resources Ltd. (5) P.O. Box 1674 Kingstown St. Vincent and the Grenadines	6.66%

Coastal Consulting Ltd. (6) Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0%
Thomas G. Phillips Business Address P.O. Box 1674 Kingstown St. Vincent and the Grenadines Residential Address Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	6.66% (7)
Stephen S. Bullock Business Address Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines Residential Address Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0% (8)

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(1) This person/entity may be considered an affiliate of the Company.

(2) In September 2009, the Securities and Exchange Commission filed a civil complaint against Michael Xirinachs, Emerald Asset Advisors, LLC and four other parties alleging that between February 2004 and June 2007 they engaged in an unregistered distribution of shares of Universal Express, Inc. The complaint alleges that Mr. Xirinachs entered into private agreements to obtain shares for Emerald Asset Advisors, Inc. and North Atlantic Resources Ltd. and arranged for the sale of the shares without filing a registration statement. Mr. Xirinachs and Emerald Asset Advisors, LLC are charged with violating the securities registration provisions of Sections 5(a) and 5(c) of the Securities Act of 1933, which prohibit interstate offers and sales of securities unless a registration statement is filed or in effect. The Commission seeks permanent injunctions against all defendants, disgorgement of ill-gotten gains, civil penalties and penny stock bars. Mr. Xirinachs has advised the Company that he and Emerald Asset Advisors, LLC intend to vigorously defend the action.

(3) Represents each of such individual's pecuniary interest in shares owned by Stadium Entertainment Corp. LLC. Each of these individuals has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC.

(4) Includes shares owned by each of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC and Michael Xirinachs. Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC

(5) Thomas G. Phillips is the individual that has voting and dispositive power over the shares owned by North Atlantic Resources Ltd.

(6) Stephen S. Bullock is the individual that has voting and dispositive power over the shares owned by Coastal Consulting Ltd.

(7) Represents shares owned of record by North Atlantic Resources Ltd.

(8) Represents shares owned of record by Coastal Consulting Ltd.

Counsel to the Company

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300, Red Bank, NJ 07701

There are no general partners, promoters or, otherwise than as set forth above, affiliates associated with the Company, and no underwriters associated with this offering.

ITEM 2. Application of Rule 262.

None of the above-referenced persons is subject to any of the disqualification provisions set forth in Rule 262 as promulgated by the Securities and Exchange Commission.

ITEM 3. Affiliate Sales.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are being offered to residents of New York, California, Florida and Illinois by Gary Katz, a director and former officer of the Company, and Camille Barbone, the Company's President; however, no offers will be made in California, Florida or Illinois unless the Company files an amendment to this Offering Statement which includes audited financial statements. It is anticipated that potential investors having pre-existing business relationships with the officers and other affiliates of the Company, as well as potential investors referred by parties having pre-existing business relationships with those officers and other affiliates of the Company, will be solicited by telephone, e-mail, mail and personal meetings. The Company will not employ the services of underwriters, dealers or independent salesmen in connection with the offering. The Company will register as a "dealer" in New York and file a Form M-11 Issuer Statement as well as a State Notice – Further State Notice under Section 359(e) of the New York

General Business Law in connection with the offering. To the extent that the Company offers the securities in California or Illinois, it will be required to register the securities in those states. The Company has sought interpretive guidance from the Florida Office of Financial Regulation as to whether it may offer the securities in Florida in reliance upon a private offering exemption. If an exemption is not available, the Company will seek to register the securities in Florida.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

The Company issued an aggregate of 75,000,000 shares of Common Stock to Stadium Entertainment Group, LLC, formerly the sole shareholder of Stadium Entertainment Corp. in connection with a share exchange transaction effective January 1, 2009 pursuant to which the Company acquired all of the outstanding common stock of Stadium Entertainment Corp. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction. No general solicitation was involved in this transaction and the shares were issued to the sole shareholder of Stadium Entertainment Corp., which was owned by three (3) individuals who qualify as "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended).

In February 2009, the Company issued convertible notes in the aggregate principal amount of $200,000 to three lenders. No general solicitation was involved in this transaction and the notes were issued only to "accredited investors" (as that term is defined in Rule 504 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in making such issuance.

In August 2008, the Company issued 6,666,667 shares of Common Stock to four investors for an aggregate purchase price of $20,000. Of these shares, 2,222,222 shares were issued to North Atlantic Resources Ltd., 1,111,111 shares were issued to Coastal Consulting Ltd., 2,222,222 shares were issued to Emerald Asset Advisors, LLC and 1,111,112 were issued to Michael Xirinachs. No general solicitation was involved in this transaction and sales were made only to "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in connection with such transaction.

In August 2009, the Company issued (i) options to acquire 1,000,000 shares of Common Stock to Wayman Jones, an individual that provides consulting services to the Company in the areas of radio promotion and radio marketing, (ii) options to acquire 1,000,000 shares of Common Stock to John Betancourt, an individual that provides consulting services to the Company in the areas of sales, marketing and radio promotion, and (iii) options to acquire 1,000,000 shares of Common Stock to Michael Omansky, an individual who provides consulting services in the areas of internet and corporate marketing. Each of these individuals provides valuable professional services to the Company and advises the Company's in-house staff in his area of expertise. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to 340,000 shares granted to each consultant vested immediately upon grant and options with respect to 330,000 shares granted to each consultant vest on each of the six month and one year anniversary date of the date of grant. The Company relied upon the exemption provided by Rule 701 promulgated under the Securities Act of 1933, as amended, in granting the options. None of the recipients of the options has provided services to the Company in connection with the offer or sale of securities in a capital raising transaction, and none of such individuals has directly or indirectly promoted or maintained a market for the Company's securities. The options were issued under a "Compensatory Benefit Plan" (as defined in Rule 701) and the aggregate price of the securities issued in reliance upon Rule 701 (as determined in accordance with Rule 701) did not exceed $1,000,000, and the aggregate amount of the securities issued in reliance upon Rule 701 did not exceed 15% of the outstanding amount of the class of securities offered. The Company also believes that it may rely on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuance of the options.

ITEM 6. Other Present or Proposed Offerings

The Company is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document.

No publications authorized by Rule 254 as promulgated by the Securities and Exchange Commission were used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PART II. - OFFERING CIRCULAR

PRELIMINARY OFFERING CIRCULAR

STADIUM ENTERTAINMENT HOLDING CORP.

Offering of Common Stock

Minimum Offering - $2,000,000 (8,000,000 shares)
Maximum Offering - $3,000,000 (12,000,000 shares)
Offering Price - $.25 per Share

Stadium Entertainment Holding Corp., a Nevada corporation whose principal place of business is located at 888 Seventh Avenue, 35th Floor, New York, New York 10010 and telephone number is (212) 453-2500, is offering shares of its Common Stock, $.001 par value per share ("Common Stock") on a "best efforts-$2,000,000 minimum/$3,000,000 maximum" basis. No shares will be sold unless we sell shares having an aggregate minimum purchase price of $2,000,000. Funds received from subscribers will be held in a segregated account until the $2,000,000 minimum aggregate investment requirement is met; however, we will not use an escrow arrangement during this period. In the event that we do not receive a minimum of $2,000,000 of subscriptions by __________, 2009, or __________, 2009 if we extend the offering period, we will promptly return to subscribers the subscription amount without interest. Unless earlier terminated for failure to meet the $2,000,000 subscription requirement, the offering will terminate on __________, 2010. We may, in our discretion, permit subscribers to pay for shares through the exchange of up to $120,000 aggregate principal amount of outstanding promissory notes at a rate of $.25 per share; however, no such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement.

The purchase of Common Stock offered hereby will result in an investment in Stadium Entertainment Holding Corp., which involves certain significant risks. See "Risk Factors" on page 3 for certain information that should be considered before purchasing shares of Common Stock offered hereby.

	Price to Public	Underwriting Discount and Commissions(1)	Proceeds to Company(2)
Per Share of Common Stock	$.25	None	$.25
Total - Minimum Offering	$2,000,000	None	$1,950,000
Total - Maximum Offering	$3,000,000	None	$2,950,000 (3)

(1) The shares of common stock being offered hereby will be offered and sold by the officers and directors of Stadium Entertainment. No commissions or other compensation will be paid to the officers and directors of Stadium Entertainment in connection with the offering.

(2) After deduction of approximately $50,000 in estimated expenses to be incurred in connection with the offering, which includes approximately $45,000 for legal and accounting fees and related expenses and approximately $5,000 for printing, postage and related costs.

(3) The cash proceeds to the Company may be reduced by up to $120,000 in the event that the purchase price for any shares issued in the offering is paid for through the exchange of outstanding promissory notes.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Sales to the public of shares of Common Stock will commence on or about _______, 2009.

The date of this Offering Circular is September __, 2009.

TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of the Common Stock.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. To understand this offering fully, you should read the entire Offering Circular carefully, including the risk factors and financial information.

The Issuer	Stadium Entertainment Holding Corp., a Nevada corporation
Securities Offered...............................	Minimum Offering: shares of Common Stock with an aggregate minimum purchase price of $2,000,000 (8,000,000 shares). Maximum Offering: shares of Common Stock with an aggregate minimum purchase price of $3,000,000 (12,000,000 shares).
Purchase Price	The offering price is $.25 per share.
Minimum Subscription	$10,000
Use of Proceeds	The proceeds from this offering will be used for repayment of indebtedness, product acquisition costs, marketing and promotion and working capital purposes. See "Use of Proceeds to Issuer."
Risk of Investment	The purchase of shares of our common stock involves certain significant risks. See "Risk Factors."
Plan of Distribution and Initial Termination Date	We plan to offer the shares through our officers and directors, to shareholders, persons and businesses in the State of New York, California, Illinois and Florida; however, we will not offer the shares in California, Illinois or Florida unless we file an amendment to this Offering Circular which includes audited financial statements. Each subscriber must purchase a number of shares having a minimum purchase price of $10,000. We may accept or reject all or part of any subscription, in our discretion. If we elect not to accept a subscription, all funds received by us from the subscriber will be returned to the subscriber, without interest. If shares having a minimum aggregate purchase price of $2,000,000 have not been subscribed for on or before __________, 2009 (the "Initial Termination Date"), we will promptly return to subscribers the subscription amount without interest;

	however, we may elect to extend the Initial Termination Date until __________, 2009 and in such event, the return of subscription amounts will not be made until promptly after the extended Initial Termination Date. We may, in our discretion, permit subscribers to pay for shares through the exchange of up to $120,000 aggregate principal amount of promissory notes at a rate of $.25 per share; however, no such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement. Such subscriptions will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved. See "Plan of Distribution."
Offering Termination Date.................	If we receive subscriptions for at least $2,000,000 by the Initial Termination Date, the offering will terminate at 5:30 p.m. New York City time on [ ], 2010. Subscribers purchasing shares of Common Stock will be issued stock certificates representing the shares as soon as practicable after acceptance of their subscriptions by the Company. See "Plan of Distribution."

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this Offering Circular before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have operating losses and accumulated deficit, and we may not achieve or maintain profitability in the future.

We began our business operations in January 2008 and have a limited operating history. Since our inception we have not recognized any revenues and incurred a net loss of approximately $1,400,000 during the year ended December 31, 2008 and $521,412 during the three months ended March 31, 2009. We have operated at a deficit since our inception, and we expect to continue to operate at a deficit until such time, if ever, that our operations generate sufficient revenues to cover our costs. The likelihood of our success must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will ever achieve profitable operations.

We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects, in which case the funds from this offering may not be sufficient to enable us to sustain operations.

It will be necessary for us to raise additional capital to support our operations, and we will not be able to continue to operate if we are unable to raise additional capital. We will require additional capital to execute our agreements with artists (or their record companies) who agree to participate in and contribute to our compilation projects. We believe that the net proceeds from this offering, together with revenues from operations, will be sufficient to fund our operations for approximately 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. However, we do not have an established operating history, we have generated only modest revenues to date and it is possible that we will not generate anticipated revenues and our business or operations may change in a manner that would consume available resources more rapidly than anticipated. Inasmuch as potential revenue streams are speculative, cash generated from operations may not be sufficient to fund future projects, and we may need additional funds sooner than planned to meet operational needs and capital requirements for product development and marketing. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to cease operations or reduce substantially or eliminate expenditures for the development and production of certain of our proposed projects, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We are currently in default under a loan agreement with a significant shareholder, and a significant portion of the proceeds of this offering will be used to repay this debt.

Sandstone, LLC has loaned us an aggregate of $1,364,800 under a loan agreement which provides for interest at a rate of 10% per annum. The loan, which became due in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro League Baseball Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum, and all contracts, products and proceeds of the foregoing. Although Sandstone, LLC has extended the date by which accrued interest must be paid until the earlier of our receipt of $2,500,000 of cash proceeds from this offering or June 30, 2010, Sandstone, LLC has not agreed to extend the maturity date of the principal amount of the loan and no assurance can be given that Sandstone, LLC will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. See "Use of Proceeds."

We face significant competition from major record companies and independent labels.

The music industry is dominated by the major record companies and their subsidiaries. These competitors are well-established in the market, have significantly greater financial and other resources and larger music catalogs than we do. They have been in existence for a substantially longer period of time and enjoy a certain name recognition that will only accrue to us over time, if at all. We also compete with other significant independent record labels, some of which have also been in existence for a longer period of time than us. In addition, we experience competition from music publishing companies and various media companies, both emerging and established, which are seeking to develop interactive and enhanced format music and entertainment products.

We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, online information service providers, video companies and others. Many of our current and potential competitors in the music entertainment and online information services businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than us. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development promotion and sale of their products than we can.

Our ability to compete successfully will largely depend on our ability to build upon and maintain our reputation for quality music entertainment products and to introduce music entertainment products which are accepted by consumers. There can be no assurance that we will be able to compete successfully, if at all, with competitors in the field.

We are subject to the risks that are inherent to the music and entertainment industry.

The prerecorded music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of such success or the popularity of any particular artist. There can be no assurance that any of the prerecorded music products we release will produce sales revenue for us, or if they do, that such revenue will be sufficient to recoup any costs we incurred.

Furthermore, the timing of new releases can cause significant fluctuations in quarterly operating results. Our results of operations from period to period may be materially affected by the timing of new record releases and, if such releases are delayed beyond the peak holiday season, our operating results could be materially adversely affected. Additionally, due to the success of particular artists, artists touring schedules and the timing of music television specials, it is possible that we could also experience material fluctuations in revenue from year to year. There can be no assurance that we will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases.

We have no manufacturing or distribution capabilities.

We have no distribution facility for our record label and, accordingly, we are dependent upon maintaining our existing relationships with our distributors and/or establishing and maintaining new distribution relationships with comparable distributors. We currently have an agreement with EMI Global Music Services for the manufacture, distribution, licensing and warehousing of our products. There can be no assurance that we can maintain our relationship with our current distributor beyond the term of our existing agreement, which will expire in March 2012. The termination of this relationship would, absent establishing a substitute relationship with one or more of the few other major distributors in the industry, have a material adverse effect on our business.

We may not be successful in expanding and growing our business, or we may not be capable of successfully managing our growth.

Rapid growth of our business may significantly strain our management, personnel and other resources. There can be no assurance that we will achieve rapid growth or successfully manage our growth. The growth of our business would result in an increase in the level of responsibility for existing management personnel and the need to hire additional qualified management personnel. Failure to manage growth and expansion would have a material adverse effect on our business.

We depend on our key personnel, the loss of any of whom would impair our business.

Our business is substantially dependent on our management personnel, including David Berman, Gary Katz and Camille Barbone, to discover new artistic talent, to develop and maintain business relationships within the industry and with artists and to develop artists' music and recordings, among other things. We are not currently a party to employment agreements with these individuals although we expect to enter employment agreements with Mr. Berman and Ms. Barbone during 2009. We do not carry key person life insurance on any of our employees. The loss of the services of any member of our management team would have a material adverse effect on our business and our professional reputation in the industry. There is intense competition for such personnel in the areas of our activities, and we may be unable to adequately replace the services provided by any member of our management team.

Piracy of our products, particularly over the Internet, could significantly reduce our revenues from sales.

Infringement of our copyrights, in the form of unauthorized reproduction of our musical entertainment products, including artists' recordings, may occur. If we achieve significant commercial success with one or more of our musical entertainment products or recordings, such products or recordings could be a target of "pirating," or copying and sale in violation of our copyrights in such products or recordings. Although we expect to make online sales of our products via our website, we anticipate that our products will be pirated and distributed for free over the Internet. It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our products or recordings. We intend to enforce all copyrights owned by or licensed to us which are material to our business against unlawful infringement. There can be no assurance, however, that we will be successful in protecting our copyrights.

Our business could be impaired if we become subject to burdensome regulations and/or legal uncertainties concerning management of music industry artists.

There are currently no specific government regulations regarding the dissemination of recorded music, with the exception of certain efforts by the Recording Industry Association of America (RIAA) to restrict unlawful peer-to-peer distribution of digitized music. However, the passing of new government regulations, laws or licensing requirements applicable to the distribution of recorded music products could have a material adverse effect on our business.

We may be unable to enter into agreements with established music artists to participate in our projects.

Part of our business strategy is to seek top-selling, established artists to contribute to and participate in our recorded music projects and rely on the superior name recognition of such artists among consumers to make our products profitable. There can be no assurance that we will be able to enter into agreements with such artists for any particular project, and our inability to secure the participation of such artists would have a material adverse effect on our business.

Risks Related to the Offering

The offering price for the securities offered has been arbitrarily determined.

The offering price paid for the shares of Common Stock offered in this offering was determined by our board of directors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of our company.

Purchasers of shares in this offering will suffer immediate dilution in the net tangible book value of shares purchased.

At March 31, 2009, the net tangible book value per share of our Common Stock was a negative amount - $(0.02). Net tangible book value at such date represents our tangible assets less our liabilities divided by the number of shares of Common Stock outstanding at that date. After this offering, there will be an immediate increase in the net tangible book value of shares held by existing shareholders and immediate substantial dilution in net tangible book value of shares acquired by purchasers in this offering from the initial offering price of $.25 per share. See "Dilution."

Additional financing and issuance of stock may result in dilution of investors' interests in the Company.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock. Our board of directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The holders of shares of Common Stock have no preemptive rights, which means that their proportionate ownership interest and voting power in our company may diminish if we issue additional shares of stock in future rounds of financing.

There can be no assurance that our Common Stock will significantly appreciate in value or that investors will be able to find purchasers for their shares of our Common Stock purchased in this offering.

Currently there is no public market for our Common Stock, and only a small number of investors currently hold shares of our Common Stock. The limited market for our Common Stock could make the share price more volatile. We cannot guarantee that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our Common Stock purchased in this offering. Should there develop a significant market for our Common Stock, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. While we intend to apply to FINRA to have our stock publicly traded on the Over-the-Counter Electronic Bulletin Board at some point in the future, there can be no assurance that such regulatory approval will ever be received. If our Common Stock becomes publicly traded, there can be no assurance that it will ever be traded on an established national securities exchange or that our business strategy will be well received by the investment community.

Dividends on capital stock may not be declared.

We have paid no dividends on our capital stock since our inception and presently intend to retain earnings, if any, for operation and expansion of our business. Accordingly, we do not intend to pay dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections in this offering circular captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this offering circular constitute forward-looking statements. Those statements could be affected by known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, nether we, nor any other person assumes responsibility for the accuracy and completeness of such statements.

DILUTION

As of March 31, 2009, the net tangible book value per share of our Common Stock was approximately $(.02). After giving effect to the sale of the minimum number of shares of Common Stock offered hereby at the offering price of $.25 per share, and after deducting estimated offering expenses of $50,000, the pro forma net tangible book value per share of Common Stock at such date would have been $(.00). This represents an immediate increase in net tangible book value of $.02 per share to existing shareholders and an immediate dilution of $.25 per share to the subscribers to this offering.

After giving effect to the sale of the maximum number of shares of Common Stock offered hereby at an offering price of $.25 per share, and after deducting estimated offering expenses of $50,000, the pro forma net tangible book value per share of Common Stock at such date would have been $.01. This represents an immediate increase in pro forma net tangible book value of $.03 per share to existing shareholders and an immediate dilution of $0.24 per share to the subscribers to this offering.

The following tables illustrate this per share dilution, assuming (i) 8,000,000 shares are sold in the offering and (ii) 12,000,000 shares are sold in the offering:

	8,000,000 shares sold	12,000,000 shares sold
Offering price per share	$.25	$.25
Net tangible book value per share before offering (1)	$(.02)	$(.02)
Increase per share attributable to the payment by New Investors	$.02	$.03
Pro forma net tangible book value per share after offering	$.00	$.01
Dilution of book value per share to New Investors (2)	$.25	$.24

(1) Net tangible book value per share represents our tangible assets less our liabilities, divided by the number of shares of stock outstanding after giving effect to the sale of 8,000,000 and 12,000,000 shares of our Common Stock at the offering price of $.25 per share.

(2) Dilution was determined by subtracting pro forma net tangible book value per share after completion of the offering from the initial offering price per share of Common Stock.

USE OF PROCEEDS TO ISSUER

We will use our best efforts to raise a minimum of $2,000,000 and a maximum of $3,000,000 in this offering. For illustrative purposes only, the table below summarizes how we will utilize the proceeds of this offering in the event that 8,000,000, 10,000,000 and 12,000,000 shares are sold. The actual amount of proceeds realized may differ from the amounts summarized below and the cash proceeds of the offering will be reduced to the extent that the subscription price of shares is paid through the conversion of up to $120,000 aggregate principal amount of outstanding promissory notes at a conversion price of $.25 per share. No such conversions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement, but the conversions will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved.

Purpose (1)	8,000,000 Share Offering Amount ($2,000,000)	Percent	10,000,000 Share Offering Amount ($2,500,000)	Percent	12,000,000 Share Offering Amount ($3,000,000)	Percent
Product Acquisition Costs (2)	$ 140,000	7.0%	$ 140,000	5.6%	$ 280,000	9.3%
Marketing and Promotion	$ 140,000	7.0%	$ 140,000	5.6%	$ 240,000	8.0%
Repayment of Indebtedness (3)	$ 1,365,000	68.2%	$1,580,000	63.2%	$1,580,000	52.7%
Investor Relations	---	---	---	---	$ 50,000	1.7%
Research and Development (4)	---	---	---	---	$100,000	3.3%
Working Capital (5)	$ 305,000	15.3%	$ 590,000	23.6%	$ 700,000	23.3%
Offering Expenses	$ 50,000	2.5%	$ 50,000	2.0%	$ 50,000	1.7%
TOTAL	$ 2,000,000	100.0%	$2,500,000	100.0%	$3,000,000	100.0%

(1) The amounts set forth above are estimates by management for the allocations of the net proceeds of this offering based upon the current state of our business operations, our plans and current economic and industry conditions. It is possible that the application of funds may vary depending on numerous factors including, but not limited to, changes in the economic climate or unanticipated complications, delay and expense. As a result, we reserve the right to change the use of proceeds as follows:

- if the holders of $300,000 principal amount of notes (which bear interest at a rate of 10% per annum and which become due on various dates between September 30, 2009 and December 12, 2009) elect to exercise remedies with respect to amounts that become past due, we would increase the amount of proceeds used to repay indebtedness by the amount of indebtedness we are required to repay (i.e., up to $300,000 plus accrued interest if all holders of the notes demand payment) and decrease the amounts allocated to other items in an aggregate like amount in the following order of priority: research and development, investor relations, working capital and marketing and promotion;

- if the cost of product acquisition, which is subject to negotiation with third parties increases over anticipated amounts as a result of negotiations, we would decrease the amounts allocated to other items by the amount of the increase in the following order of priority: research and development, investor relations, working capital and marketing and promotion;

- if the holders of $120,000 aggregate principal amount of promissory notes acquire shares in this offering through the exchange of such notes for common stock at a rate of $.25 per share, it will reduce the cash proceeds of this offering by the principal amount of the notes exchanged (i.e., by up to $120,000). Inasmuch as subscriptions paid through the exchange of notes will not be taken into account in determining whether we have received the minimum $2,000,000 in subscriptions, the issuance of shares in exchange for notes will have no impact on the cash proceeds of this offering unless we receive in excess of $2,000,000 of cash subscriptions. The following table sets forth our expected allocation of the cash proceeds of the offering assuming that holders of $120,000 aggregate principal amount of notes pay the subscription price of their shares through the exchange of all of such notes:

Purpose (1)	10,000,000 Share Offering Amount ($2,380,000 cash proceeds)	Percent	12,000,000 Share Offering Amount ($2,880,000 cash proceeds)	Percent
Product Acquisition Costs (2)	$ 140,000	5.9%	$ 280,000	9.7%
Marketing and Promotion	$ 140,000	5.9%	$ 240,000	8.3%
Repayment of Indebtedness (3)	$ 1,580,000	66.4%	$ 1,580,000	54.9%
Investor Relations	---	---	$ ---	---
Research and Development (4)	---	---	$30,000	1.1%
Working Capital (5)	$ 470,000	19.7%	$ 700,000	24.3%
Offering Expenses	$ 50,000	2.1%	$ 50,000	1.7%
TOTAL	$ 2,380,000	100.0%	$ 2,880,000	100.0%

- if offering expenses exceed the amount projected, we would decrease the amounts allocated to other items in the following order of priority: research and development, investor relations, working capital and marketing and promotion.

- if the initial results of our research and development activities do not appear promising, we may cease such activities and reallocate the $100,000 designated for research and development activities if we raise at least $3,000,000 in this offernig to working capital

We will not change the use of proceeds other than as described above.

(2) Represents amounts to be paid to obtain musical tracks for our Country compilation project and, if the maximum offering amount is raised, our "True to the Game – Volume II" project. Product acquisition costs include studio rental fees, musician salaries, equipment rental fees, licensing fees payable to record companies or the master owner, producer fees, engineer salaries and mixing costs.

(3) Represents proposed payments under a promissory note in the principal amount of $1,364,800 issued to a related party which became due in February 2009 and which bears interest at a rate of 10% per annum. The loan is secured by all of our right, title and interest in our "True to the Game" compilation. The holder of the note has agreed to extend the date by which accrued interest must be paid until the earlier of our receipt of cash proceeds of $2,500,000 or more from this offering or June 30, 2010.

(4) Research and development represents expenditures to develop unique and alternative methods for delivering music to consumers, including marketing and sales opportunities and legal and security issues related to a USB bracelet designed by a third party which can store and play full length musical albums and other media.

(5) Consists primarily of salaries, professional fees and distribution costs. To the extent that financial resources allow, we plan to hire additional staff and establish incentive compensation and bonus plans for our executive officers and other key employees who contribute to the growth and success of our business. No bonus or incentive plans have yet been developed and neither the amount nor any recipients of the potential awards have been determined. If we raise $2,000,000 in this offering, we expect to use approximately $200,000 of the amount allocated for working capital purposes for salaries and bonuses, including the payment of approximately $33,000 of earned but unpaid salary and all or part of the $100,000 per annum salary payable to our President, Camille Barbone, and the remainder for professional fees (estimated at $50,000) and distribution costs (estimated at $55,000). If we raise $2,500,000 in this offering, we plan to use approximately $400,000 for salaries and bonuses, including the payment of approximately $33,000 of earned but unpaid salary and all or part of the $100,000 per annum salary payable to our President, Camille Barbone, and the remainder for professional fees (estimated at $75,000) and distribution costs (estimated at $115,000). If we raise $3,000,000 in this offering, we plan to use approximately $450,000 of the amount designated for working capital purposes for salaries and bonuses, including the payment of approximately $33,000 of earned but unpaid salary and all or part of the $100,000 per annum salary payable to Camille Barbone, and the remainder for professional fees (estimated at $100,000) and distribution costs (estimated at $150,000). Until these proceeds are utilized, they will be temporarily invested in short-term, highly liquid investments with appropriate safety of principal. Any income derived from these short term investments will be used for working capital.

DESCRIPTION OF BUSINESS

Corporate History

Stadium Entertainment Holding Corp. was incorporated in the State of Nevada on February 23, 2005 under the name FRS Group Inc. On January 1, 2009, we entered into a Share Exchange Agreement with the stockholders of Stadium Entertainment Corp. ("Stadium Entertainment") pursuant to which the stockholders of Stadium Entertainment exchanged all of the outstanding shares of Stadium Entertainment for an aggregate 75,000,000 shares of our Common Stock. As a result of the Share Exchange, Stadium Entertainment became our wholly owned subsidiary.

Stadium Entertainment is a development stage company founded in December 2007 to produce and distribute prerecorded music products of established recording artists to support philanthropic grass-roots organizations. It commenced doing business in January 2008. Since the completion of the Share Exchange, the operations of Stadium Entertainment have become our sole line of business. Unless otherwise indicated or the context otherwise requires, all references to "we," "us," "our company" and similar terms mean Stadium Entertainment Holding Corp. and Stadium Entertainment Corp. on a consolidated basis after the Share Exchange.

Business Overview

We are an independent record company that produces, markets and distributes prerecorded music products of established recording artists to raise funds for worthy charitable and philanthropic organizations through exclusive licensing agreements and to generate profits for our company. Each of our recorded music projects will be produced with the collaboration and contributions of socially-conscious artists with a desire to give back to their communities. In addition, we plan to organize special musical events featuring performances by well-known and top-selling artists.

Three of our founders – Camille Barbone, Gary Katz and Jerome Mas – have extensive experience in the recorded music industry. We will rely on the experience and relationships our founders and members of our team have in the industry to sign artists to contribute to our projects and to promote and market our products. We plan to contract and license only well-known, established artists for our music projects to reduce the risks associated with start-up record companies that seek to discover and develop new and emerging talent.

Each record project will consist of a compact disc series of three or four volumes. We intend to release one volume on an annual basis. We expect that each series will culminate with the release of a "Best Of" record that will include popular tracks from each of the previous volumes of the series.

We intend to release our records for sale in both compact disc and digital formats, including ringtones for mobile telephones. We expect to develop new income streams following the release of a record through licensing, distribution, merchandising and concert promotion.

Our first compilation CD project is "True to the Game," a three CD project being developed to raise funds for the Negro Leagues Baseball Museum which features new music by

Yung Joc, Talib Kweli and Raiyn, Big Boi and Sam Chris, G.L.C. and Kanye West, Brandon Hines, Ludacris and Jarvis, Tay Dizm and T. Pain, among others. We have entered into an agreement with EMI Global Music Services ("EMI") to distribute the "True to the Game" music.

The first volume of "True to the Game" was released in March 2009 and contains 14 tracks. As of July 1, 2009, approximately 25,000 copies of "True to the Game – Volume I" have been shipped by EMI on a wholesale basis and approximately 13,000 songs from this compilation have been sold via internet downloads. We plan to re-release "True to the Game – Volume I" in March 2010 to further the momentum created by the initial 2009 release, increase opportunities with Major League Baseball and achieve greater penetration of the retail market than was possible with the original release due to the economic climate. Assuming that we are successful in raising at least $2,000,000 for this offering, we plan to release "True to the Game – Volume II" in April 2011. The total cost of the initial release of "True to the Game – Volume I" (exclusive of $546,000 of advertising and promotion costs) was $494,000, of which $441,000 represents recoupable advances to artists. Based on our discussions with prospective participants in the project (which we have discontinued as a result of a decision to defer the release of the project until April 2011), we estimate that the total cost of releasing "True to the Game – Volume II" (exclusive of $100,000 of estimated advertising and promotion costs) will be approximately $160,000, including approximately $140,000 of recoupable advances to artists. See "True to the Game Project" below.

We expect our second project to be a Country compilation. We have entered into an agreement to produce Country music CDs with the Fisher House Foundation, a non-profit organization that supports America's military personnel by meeting humanitarian needs beyond those normally provided by the United States Department of Defense and Veteran's Affairs; however, we have not yet reached an agreement with any artists for this project. Our development of this project will depend on our ability to raise at least $2,000,000 in this offering, and we do not expect to make any release of the Country compilation before March 2010. We expect that the cost of releasing the first volume of the Country compilation project will be comparable to the cost of releasing "True to the Game – Volume II." See "Country Compilation Project" below.

Our expected costs of producing "True to the Game – Volume II" and our Country compilation project are expected to be significantly lower than the costs we incurred in connection with producing "True to the Game – Volume I" because

- as a result of the release of "True to the Game – Volume I," we have a proven track record of bringing a compilation product to market and believe we are able to negotiate more favorable terms with prospective participants;

- the current economic climate and conditions in the music industry have improved our ability to negotiate more favorable terms with record companies which are now looking for additional avenues to promote the music of their artists. Our compilation projects present such an avenue to other record companies; and

- we plan to reduce the number of well known "name" artists on our compilation projects by 50% and will offer "buy-in" opportunities to record companies which will give the record companies the right to include new artists on our compilation projects, which will reduce our music acquisition costs and our net cost of production.

We do not believe that the inclusion of lesser known artists will reduce potential sales of our compilation projects to any significant extent or increase the level of marketing that we must do to promote the projects inasmuch as we believe that (i) the inclusion of several well-known artists on each project will present an attractive product to music consumers and enhance the prospects of obtaining radio airplay of our projects and (ii) the inclusion of lesser known artists will increase the level of promotional activities, such as live events, undertaken by the record companies affiliated with these artists to enhance the public profile of the artists and the recognition of their music.

We expect to fund the acquisition of music for the first volume of our Country compilation and the marketing and promotional expenses for the project from the proceeds of this offering. In addition, to the extent that we receive sufficient proceeds from this offering, we may also fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume II" or another project from the proceeds of this offering, and accelerate our release of the project. The remaining costs of releasing the projects will be funded from cash generated by operations and expected advances from EMI. If the proceeds of this offering, cash generated by operations and the advances from EMI are not sufficient to cover of releasing the projects, we may be required to defer the release of one or both of the projects and/or reduce marketing and promotional expenses.

While the creation and sale of pre-recorded, philanthropic music products will initially be our primary focus and will likely represent at least 60-75% of our revenues for the next 24 months, we also plan to engage in:

- the production of live events and concerts;
- the development and production of broadcast packages for television and the Internet;
- the development of artist careers;
- the distribution of music for other independent record and entertainment companies; and
- the development of alternative ways to deliver musical properties to consumers.

In providing production services for live events, we plan to act as the promoter of the event by securing the services of the artists and arranging for on-site security, insurance, corporate sponsors, vendors and advertising. We will seek the right to record the event with a view toward utilizing the recording as a source of income.

As of the date of this Offering Circular, our only source of revenues is from the sale of our "True to the Game – Volume I" CD and internet downloads of the songs contained in the compilation CD. We have no binding agreements with respect to any other revenue generating activities, other than our agreement with the Fisher Foundation with respect to our Country music compilations, and we can give no assurance that we will be able to enter into any agreements related to or generate any revenues from the activities described above.

Corporate Goals and Strategy

Our primary objective is to utilize our access to and relationships with top selling music and entertainment personalities to raise funds for worthy charities and to generate profits for our company through these projects. Because of the types of charities that we plan to choose, we believe that we will be able to contract the services of each participating artist at a fraction of their normal cost, fees and royalty structure and obtain rights to new music that has not been previously released by the artists prior to our use. We believe that contracting top selling recording artists to participate in our projects will enable us to minimize the risks inherent in start-up entertainment companies. By including high selling, well known talent in our compilation projects, we expect to capitalize on the success of our pre-recorded music and develop new income streams through licensing, distribution, merchandising and concert promotion while maintaining an ongoing involvement in select charitable organizations. In addition, the use of well known artists in our projects will enable us to offer "buy-in" opportunities to record companies which will grant the record companies the right to include works from new artists in our projects through the payment of a "buy-in" fee. These "buy-in" fees will reduce our net costs of producing our compilations, and we do not believe that the inclusion of lesser known artists on a compilation featuring several well known artists will have any material adverse impact on sales of the project. Further, we believe that we will benefit from promotional activities undertaken by record companies affiliated with these lesser known artists, such as live events, to enhance the public profile of the artists and recognition of their music.

We believe that the philanthropic component of our business model differentiates us from our competitors, and we do not intend to produce pre-recorded music products other than in connection with a collaboration with a charity. We may, however, distribute products for other labels that do not have a charitable connection as discussed below under "Associated Label Division".

Marketing and Promotion

We plan to utilize traditional marketing and promotional techniques and emerging technologies to fully exploit our musical entertainment products. We have entered into an agreement with EMI Global Music Services for the release and distribution of our music products which permits us to participate in retail advertising, store circulars, print ads, special sales and discount programs and cooperative advertising programs. All of these approaches are currently being utilized for the "True to the Game – Volume I" release, and we are conducting retail promotion efforts for the project through EMI's sales team as a liaison to various retail outlets.

Recently, we established an in-house sales team which operates on a commission only basis and seeks to sell directly to non-traditional musical retailers, including convenience stores. For the "True to the Game" project, this sales team is also marketing directly to professional baseball teams and organizations that service professional baseball teams, such as food concessionaires and souvenir/apparel vendors.

Our Internet website, http://www.stadiumentertainment.net, is an important distribution channel through which we make our products available to consumers. Sample recorded tracks and singles from albums can be listened to for no charge, and complete albums and other music products will be available for purchase via a link to a retailer. Currently, consumers can listen to tracks from "True to the Game – Volume I" by visiting our website. Recent trends in the music industry have included a decline in the traditional purchase of albums in physical, compact-disc form in favor of the purchase of individual recorded tracks via download over the Internet. In recognition of this trend, our website will link to retailer websites which provide consumers with the option of purchasing complete albums in compact-disc form, downloading albums, single songs and bundles of songs for a charge. Currently, the website contains links to Amazon.com and iTunes so that consumers can purchase the "True to the Game – Volume I" compilation and individual tracks. At this juncture, we do not plan to sell music directly through our website, although we have retained the right to do so. Our website also serves as a medium through which we promote our products and provide consumers with information about our artists, our on-going projects and development efforts, and our plans for future projects.

We also maintain a webpage on MySpace.com at myspace.com/truetothegamemusic, where we post materials related to our artists and our current and future projects and which contains an interactive forum through which we directly communicate with website visitors. We also upload certain media to our MySpace page, including sample recorded music tracks and music videos by our artists to generate consumer interest in our products.

Historically, the most effective means of promotion was by radio air play. Initially, we used traditional radio promotion efforts to promote and gain radio airplay for songs on "True to the Game – Volume I"; however, based on our experience to date and recent industry trends, we have determined that the traditional approach of engaging independent radio promoters to gain airplay to boost sales does not provide an adequate return on investment. As a result, we have shifted our radio promotional strategy to a strategy which involves the purchase of advertising time in key markets which is scheduled strategically with outside events, on air interviews with participating artists, and radio station contests and giveaways. For example, we can generally purchase 120 thirty second radio spots for approximately $2,500 which we use to promote the "True to the Game – Volume " music. These radio spots are scheduled around an outside event, such as a baseball game, and we provide copies of the CD to the radio station which the radio station uses in connection with promotional events, such as contests and giveaways.

Our revised radio promotion strategy is coordinated by Gravity Entertainment, a firm headed by Wayman Jones, veteran radio promotion professional who has headed radio music campaigns for leading artists in the urban music world. We pay Gravity Entertainment $4,000 per month for its services under an informal month to month arrangement.

Music videos have become an important means of promoting artists and records. Once a single reaches a level of airplay and critical acclaim that assures a long run on charts and playlists, we plan to produce and release a promotional video to support and expand on airplay and exposure, and expect that the videos will be played in clubs and venues, on conventional cable and satellite TV and on the Internet; however, we do not intend to sell the videos. As of July 15, 2009, we have released two promotional videos. Our first video features Kanye West and G.L.C. performing "The Big Screen," and the second video features Tay Dizm, T-Pain and Rick Ross performing "Beem Me Up."

As a result of the establishment of our in-house, commission based sales force, the consolidation of our outside marketing team and technologies that enable us to perform a greater level of marketing activities through our own personnel, we have reduced our marketing costs and expect to continue substantially all of the marketing programs discussed above regardless of the amount we raise in this offering. We believe that we will be able to continue our marketing programs at a reduced cost because:

- many of the marketing functions previously outsourced are now handled by our in-house staff;

- we have consolidated the number of outside marketing consultants used in marketing and promotion and are generally using a single consultant who is capable of handling multiple marketing disciplines; and

- after reviewing the results of our initial radio promotion strategy, as well as changes in the music industry, we have revised our approach to radio promotion and abandoned the traditional method of utilizing a team of independent territory-based promoters to promote our music.

The level of marketing activity could be decreased, however, if proceeds from the offering and revenues from operations are not sufficient to support marketing and promotional efforts at current levels. In such a case, we would expect to reduce radio promotion activities. When financial resources are available, we intend to seek television advertising for our products on television channels that we determine are most likely to reach our target consumer bases; however, we do not expect to procure television advertising until we sell at least 50,000 units of the "True to the Game – Volume I" CD or use the proceeds of this offering to fund television advertising. As a result, it is possible that we may never utilize television advertising. Although we will seek exposure through advertising on "music-television" channels such as MTV, VH-1 and the like, we do not anticipate producing music videos for music tracks on our products for television air play other than in connection with our promotional efforts described above.

Manufacturing and Distribution

We have entered into an agreement with EMI Global Musical Services for the release and distribution of our music products, which allows us to secure window displays at retail locations, end cap promotions, retail advertising, print ads, product placement and point of purchase material display. We are conducting retail promotion efforts through EMI's sales team as a liaison to various retail outlets. Online services such as iTunes, Yahoo! Music and Amazon

Music are serviced via our arrangement with EMI. EMI handles the manufacturing of our music physical products and our inventory is warehoused at EMI's facilities.

Pursuant to our agreement with EMI, we have appointed EMI as our exclusive distributor of musical products in the United States; however, we retain the right to license recordings to third parties for use in soundtracks and compilation albums and to sell products through our website and, in certain cases, the websites of the artists. We have agreed to pay EMI a distribution fee of between 14% and 17% of the net sales of the products distributed, depending on the format of the product sold. We believe that these fees are comparable to those charged by EMI to other record companies for similar services as well as those charged in the music industry in general.

EMI has agreed to coordinate the manufacturing of our products at the then current price that it charges third party labels, which is currently approximately $1.00 per compact disc. We believe that this price is comparable to the amount charged by other music distributors for this service.

We are responsible for all costs and expenses incurred in connection with advertising, promoting and marketing our music products. We designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI, subject to EMI's right to discount same under certain circumstances.

EMI has agreed to pay us certain recoupable advances, including a $50,000 advance which it provided to us after we delivered to EMI the manufacturing and production components necessary to manufacture and distribute our "True to the Game-Volume I" product (which we subsequently repaid). An additional $50,000 recoupable advance was to be paid if certain sales targets were achieved. These sales targets were not met and thus no further advances were received. EMI is entitled to charge us specified amounts for returns and slow-moving products.

We believe that our distribution arrangement with EMI Music Group will enable us to offer distribution services for other independent record labels and entertainment companies, as described under "Associated Label Division" below.

True to the Game Project

We have entered into an exclusive agreement with the Negro Baseball Leagues Museum to produce and market a series of musical projects with the Negro Baseball Leagues as the theme. The Negro Baseball Leagues Museum is a not-for-profit organization located in Kansas City, Missouri that was founded to preserve the culture and history of the Negro Baseball Leagues. The Museum's charities provide certain benefits and services to minority baseball players. Our projects will take the form of compact discs and digital formats, and under our agreement with the Negro Leagues Baseball Museum, we are required to pay royalties to the Museum on net sales of the music products after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

The first volume of our "True to the Game" project was released in March 2009 and include the following playlist:

Title	Artist
Knock it Out Da Park	Yung Joc
Flyaway	Raiyn and Talib Kweli
Beem Me Up	Tay Dizm, T-Pain and Rick Ross
Still Hurts	Macy Gray and Marsha Ambrosius
The Big Screen	G.L.C. (Gangsta L. Crisis) and Kanye West
These Past Days	Sam Chris and Big Boi of OutKast
Pretty Girl	Jarvis and Ludacris
Make Your Way to the Dance Floor	Ziggy Nina and Chingy
Sweetest Taboo	Mikkey Halsted andKlass
If I Told U	Porta Prince and Ray J
Tha Bigg League	The Hustle Boyz and Snoop Dogg
Ghetto Love	Mario
Don't Know How 2 Act	DJ Pharris, Shawna, Paul Wall and Lil Scrappy
I Don't Wanna	Brandon Hines

True to the Game – Volume I is available for purchase via the Internet through Amazon.com and iTunes. In addition, the compact disc can be purchased at various retail outlets, including Best Buy, Target and Walmart, among others As of July 1, 2009, approximately 25,000 copies of the "True to the Game – Volume I" have been shipped by EMI on a wholesale basis and 13,000 songs from the compilation had been sold via Internet downloads. We plan to re-release "True to the Game - Volume I" in March 2010.

Our agreements with the artists and/or their record labels generally require us to pay royalties on sales of the musical product. Generally, an advance against future royalties is due upon the execution of the agreement and an additional advance is due if certain sale targets are met. The aggregate amount of royalties payable to artists participating in the "True to the Game-Volume I" project and/or their labels will be approximately 8% after direct costs of production are recouped. Generally, royalties paid by independent music companies to artists are approximately 14% but are subject to negotiation on a case by case basis. Our ownership interest in the musical compositions that will be featured in the "True to the Game – Volume I" project ranges from no ownership to 50% ownership. We own a 50% interest in the master recording for each of "Knock it Out Da Park," "Flyaway," "Sweetest Taboo," "Still Hurts," and "The Big Screen;" provided, however, that in the case of "Knock it Out Da Park," "Sweetest Taboo," and "The Big Screen," we must forfeit our ownership interest in the master if the artist's record label so requires. We do not have ownership rights in any of the other tracks on "True to the Game – Volume I." We expect that the record labels will require us to forfeit our rights in master recordings only if the record company is presented with an opportunity to exploit a recording, such as in a film or television commercial, that is predicated on the record label having complete control over the master. It is impossible to predict if any of the record companies will exercise their right to require us to forfeit our ownership rights in any master recordings; however, we do not believe that any such forfeiture would have any material adverse effect on our business inasmuch as it would not impact our ability to include the recording on our project or affect our ability to distribute and sell the track or the CD on which it is contained. The primary benefit of having ownership rights in the master recording is that it gives us the potential right to license the recording for use in other projects, such as film or television productions. We do not have any plans to seek these opportunities at the current time.

To generate consumer interest in the project, we have launched an extensive multi-media campaign to capitalize on the name recognition of the artists who are contributing to the project and on the profile of the Negro Baseball Leagues Museum as a worthy philanthropic organization. Our in-house marketing team is conducting marketing and promotional efforts aimed at non-traditional retailers and is marketing directly to Major League Baseball teams, their minor league affiliates and organizations that service baseball teams. We have also engaged a press and publicity firm to make arrangements for print advertisements for the project.

We are pursuing non-traditional marketing techniques, primarily via the Internet for the "True to the Game" project. We cater to online music services websites, such as iTunes and Rhapsody, music discovery websites, such as Goombah, Qloud, SoundFlavor and MusicIPExpert, music experience augmentation websites, such as Snapp Radio and MusicMobs, and music metadata websites, such as MusicBrainz, Gracenote and All Music Guide. We also service music discovery drivers, a new form of file-sharing and which include iMix (a division of iTunes), Pandora and LastFM, to increase online sales of individual tracks on downloadable playlists.

We have begun artist selection for "True to the Game – Volume II" and are in negotiations with potential participants. In addition, we are negotiating to obtain the right to include a track featuring Tupac in the project; however, no formal agreement has been reached with respect to the Tupac track and no assurance can be given that we be able to reach a formal agreement which will allow us to utilize the track.

Assuming that we raise at least $2,000,000 in this offering, we plan to release "True to the Game – Volume II" by April 2011.

Country Compilation Project

We have entered into an exclusive agreement the Fisher Foundation to produce and market a series of country music compilations. The Fisher Foundation is a non-profit organization established in 1990 that supports America's military personnel by meeting humanitarian needs beyond those normally provided by the United States Department of Defense and Veteran's Affairs. Because members of the military and their families are stationed worldwide and must often travel great distances for specialized medical care, the Fisher House Foundation donates "comfort homes," built on the grounds of major military and VA medical centers which enable family members to be close to a loved one during hospitalization for an unexpected illness, disease or injury.

According to the Fisher Foundation, there is at least one "Fisher House" at every major U.S. military medical center, and the Fisher House program serves approximately 10,000 families annually. In addition, the Fisher Foundation provides scholarships for military children and administers the "Hero Miles" program for the Department of Defense, which, through the donation of frequent flyer miles, provides airline tickets to hospitalized service members and their families.

Under our agreement with the Fisher Foundation, we have obtained a license to produce and market a two multi-track country music CDs which will benefit the Fisher Foundation. We have also been granted an option to produce a third CD. The agreement requires us to pay royalties to the Fisher Foundation on net sales after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

Associated Label Division

In August 2009, we established our "Associated Label Division" to increase our emphasis on providing distribution and other services to independent record and entertainment companies. We are in active discussions and in various stages of negotiations with over 15 companies and expect to structure these arrangements to compensate us through an initial fixed dollar administrative fee and a distribution fee based on a percentage of sales. We expect to require each associated label to deposit up to $50,000 in escrow which will be used to pay for manufacturing, retail programming or advertising services which will be outsourced to EMI or other third parties. Other outsourced services offered to associated labels will include, among others, product coordination, marketing services and radio promotion. We have not reached any definitive agreement to provide distribution or any other services with independent record companies and thus we can give no assurance that we will enter into any such definitive agreement or generate any revenues through our Associated Label Division.

Government Regulation

We are not subject to any specific government regulations that affect the dissemination and/or distribution of our products. However, the Recording Industry Association of America (RIAA) has undertaken efforts to curb illicit peer-to-peer dissemination of recorded music in digital format, which efforts may result in requirements that certain restrictions and safeguards be encoded within digital music tracks to prevent such unlawful dissemination or copying.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music products are and will be protected under applicable domestic and international copyright laws.

Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows. When a recording is made, copyright in that recording generally vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., compact discs) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by unauthorized and illegal downloading/copying from the Internet for personal use. We rely on compilation copyright protection under applicable copyright law for our compilation projects and designate these projects as copyrighted works. We have not filed any copyrights with the United States Patent and Trademark Office.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists who enter into agreements with us. Our ownership in artist works will vary on a case by case basis, and we anticipate that in some cases we will obtain 100% ownership, in other cases we will have partial ownership and in some cases we will have no ownership interest. We obtain rights to musical compositions in various ways, including licensing existing masters that have not been previously released to the public, by in-house recording and production of musical compositions for specific projects or by contracting third party producers, musicians and engineers to produce musical tracks specifically for our project.

Performance rights in compositions that we own are enforced under agreements we and the writer have with performing rights organizations (such as the American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), and SESAC, Inc.), which license the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

We will rely on exclusive licensing agreements with the charities with which we team to provide protection for the products and products that are produced.

Markets and Competition

The music industry is a multi-billion dollar industry which, according to the Recording Industry Association of America, grossed approximately $10.3 billion in 2008. We believe that the growth of this sector has been inhibited by the inability of many companies to streamline and modernize their approach to the end user, and that mobile music services are at the center of industry growth. Therefore, we are making it a priority in our projects to position ourselves to acquire these rights. Moreover, we will continue to differentiate ourselves from our competition and attempt to claim a respectable share of the marketplace through use of the Internet, viral marketing techniques, non-traditional retail outlets, cross industry marketing, cable television, short film marketing and other innovative forms of access.

We seek to utilize the talents of well-established artists rather than establishing new and unknown artists, although we will in future projects offer record companies the opportunity to have a recording by a new or emerging artist included in our compilation projects by paying a "buy-in" fee to us. Because at least one-half of the tracks on our compilation projects will be recordings of well known artists, we will not be in direct competition with other start-up record labels that seek to discover and contract with new and emerging talent. Rather, our primary competitors are more established record companies such as Sony, Universal and Warner. However, if our business model proves to be successful, we expect other companies to emulate our model. Therefore, to the extent possible, we attempt to secure contracts with our charitable and philanthropic partners on an exclusive basis to ensure control of market share and the participation of high profile artists.

Research and Development

To the extent that financial resources are available, we plan to conduct research and development activities with respect to alternative and state of the art methods of delivering music and entertainment products to consumers. For example, we have begun preliminary research with respect to potential marketing and sales opportunities and legal security issues related to a USB bracelet designed by a third party to hold full length musical albums, as well as videos, photos and other medium, that could be offered as an alternative to compact discs. No assurance can be given that any research or development opportunities that we undertake will result in any commercial benefit to us.

Employees

As of August 25, 2009, we had three (3) full-time employees and no part-time employees. We also utilize the services of independent, third party consultants as our needs require.

Revenue Streams

The three primary revenue streams we intend to target are (1) sales of music products via third party distributors, both at retail stores and over the Internet, (2) direct sales of music in digital format via download from retailers linked to our website and (3) fees for providing distribution and other services to independent record companies.

It is customary in the industry for a third party distributor to receive a portion of the proceeds from sales effected by the distributor. However, we believe it is important to avail ourselves of this method of sale and distribution as it enables us to reach a broader consumer base and to generate greater public exposure for our products and our artists.

DESCRIPTION OF PROPERTY

Our principal offices are located at 888 Seventh Avenue, 35th Floor, New York, NY 10010, which consist of approximately 800 square feet of a commercial office facility. We occupy these offices under an arrangement with our independent accounting firm, Spielman, Koenisberg & Parker, LLP, which does not currently charge us for our occupancy. This accommodation is made as a result of a personal relationship between the principals of Spielman, Koenisberg & Parker, LLP and members of our management team and is of an indefinite term. All of our printing, manufacturing, distribution and warehousing is performed by independent contractors.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Forward-Looking Information

You should read the following plan of operation together with our financial statements and related notes appearing elsewhere in this offering circular. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" or elsewhere in this Offering Statement.

Overview

We were incorporated on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. We did not generate any revenues from these activities.

On January 1, 2009, we acquired all of the outstanding shares of Stadium Entertainment Corp. pursuant to the Share Exchange in which we issued an aggregate 75,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Stadium Entertainment Corp. Stadium Entertainment Corp. is a development stage company and has not achieved any revenues to date. Stadium Entertainment was founded in December 2007 to provide, market and distribute prerecorded music products of established recording artists to raise funds for worthy charitable philanthropic organizations and generate profits from its business.

Results of Operations for the Three Months Ended March 31, 2009

Total revenues for the three months ended March 31, 2009 were $108,204 which represents our initial sales of "True to the Game" music products, including $3,678 from digital downloads of the compilation and individual tracks and $104,977 from the sale of 12,851 copies of the physical CD product. Cost of sales for the period were $48,950, which included non-recoupable production costs of $14,644, $11,444 of royalty payments and $12,926 of licensing fees. Selling, general and administrative expense for the three months ended March 31, 2009 was $543,777, which consisted of salaries ($55,833), advertising and promotion costs ($308,717), professional fees ($99,700) and distribution costs ($24,208).

As a result of the foregoing, we incurred a loss from operations of $484,524 and a net loss of $521,412 for the period.

Results of Operations for the Year Ended December 31, 2008

Stadium Entertainment achieved no revenues during the year ended December 31, 2008. Total operating expenses during 2008 were $969,603, including non-recoupable production expenses of $38,453 and general and administrative expenses of $969,603. General and administrative expenses consisted primarily of salaries ($385,000), advertising and promotion costs ($237,140), professional fees ($124,172), travel expenses ($69,846), public relations costs ($55,021), payroll taxes ($34,303) and insurance ($23,363). Stadium Entertainment incurred a net loss of $1,407,981 for the year ended December 31, 2008.

Plan of Operation

At September 1, 2009, we had $25,507.30 of cash. Stadium Entertainment has funded its operations to date through equity contributions from its founders and borrowings, including a loan from a related party in the aggregate principal amount of approximately $1,364,800, which became due in February 2009. The loan bears interest at a rate of ten percent (10%) per annum and is secured by all of our right, title and interest in our "True to the Game" compilation, including our rights in the master recordings, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of the foregoing. The related party lender has not issued a notice of default nor attempted to collect under the loan agreement, and no written or verbal agreement has been reached with respect to an extension of the due date of the loan, except that the lender has extended the date by which interest must be paid until the earlier of our receipt of $2,500,000 or more of cash proceeds from this offering or June 30, 2010. We plan to repay the principal amount of the loan if we raise at least $2,000,000 but less than $2,500,000 from this offering and to repay the loan in full if $2,500,000 or more is raised in this offering. To the extent that we do not raise sufficient funds in this offering to repay the loan in full, we plan to make periodic payments out of cash generated from operations to satisfy the interest obligation.

As of March 31, 2009, we had $300,000 principal amount of other loans outstanding, including $180,000 borrowed under promissory notes issued in February 2009 which (i) bear interest at a rate of 10% per annum, (ii) become due upon the earlier of September 30, 2009 or our receipt of $1,000,000 or more from a private placement of securities and (iii) are convertible into common stock at a price equal to the greater of 75% of the closing per share market price of our common stock on the first day of reported trading or $.25 per share. The remaining $120,000 of borrowings are represented by promissory notes which bear interest at a rate of 10% per annum. Of this amount, $20,000 becomes due in October 2009 and $100,000 becomes due in November 2009. We expect to pay off the $300,000 of indebtedness represented by the convertible notes and promissory notes with cash generated from operations. If cash generated from operations is not sufficient to repay the debt, we will seek an extension of the term of the notes and, in the case of the convertible notes, potentially request a conversion of the notes. Holders of the $120,000 aggregate principal amount of notes which become due in October and November 2009 are being offered the opportunity to pay the subscription price for shares offered hereby through the exchange of the notes. Any such exchanges will be effected at a rate of $.25 per share. If the holders of our outstanding notes do not agree to an extension or exchange of the notes and demand payment, we may be required to defer the release of our new projects, reduce marketing and promotional expenses and/or place greater emphasis on distributing music on behalf of other record companies. We do not anticipate that any such deferral would be for a period of more than six months.

We plan to finance our capital needs primarily from the sale of debt and/or equity securities, including the proceeds of this offering. We recorded our first revenues in March 2009 and expect that the proceeds of this offering, together with advances expected to be made to us by EMI under our distribution agreement, revenues generated from our business activities, including sales of our music products and fees and revenues generated through distribution activities, will be sufficient to support our operations for 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised; however, we have generated only modest revenues to date and potential revenue streams are speculative. As a result, we can give no assurance that cash generated from operations will be sufficient to fund future projects. We may need additional funds sooner than planned to meet capital requirements for product development and marketing. No assurance can be given that we will be able to raise the capital required to develop and support our business.

Since March 31, 2009 we have significantly reduced monthly operating expenses, including reductions in (i) payroll expenses from $36,000 to $14,000 per month, (ii) consulting fees from approximately $26,000 to $14,000 per month through a consolidation of duties and the in-house performance of certain marketing and promotion functions that were previously outsourced, (iii) radio promotion expenses by approximately $20,000- $30,000 per month via a change in approach from traditional radio promotion efforts to an approach which focuses on special promotions using radio advertising tie-ins, contests and give-aways, (iv) professional fees through a change in professionals and alternative billing arrangements. We believe that we will incur significantly lower costs producing and releasing future compilation projects than we did in producing and releasing "True to the Game – Volume I" as a result of the steps taken to reduce marketing and promotion expenses described above and because:

- offering record companies the opportunity to include their lesser known artists in our compilation projects will reduce net production costs by an estimated $70,000 per 14 song CD;

- based on discussions with third parties, we believe that we will be able to acquire rights to music at a per track cost that will be approximately $5,000 - $10,000 less than the per track cost incurred in connection with "True to the Game – Volume I."

We do not believe that the measures we have undertaken to reduce our production costs will have any material adverse impact on the commercial success of our compilation projects.

Our plan of operation for the next 24 months and the estimated cost of achieving certain significant milestones, assuming that we raise at least $2,000,000 in this offering and the expected source of funds to achieve each milestone, is as follows:

Milestone	Estimated Completion Date	Estimated Cost and Expected Source of Funds
Finalize agreement with charity for Country compilation project	September 2009	$2,000 (professional fees) (from cash on hand)
Secure rights to all music for Country compilation project	December 2009	$140,000 (from proceeds of offering)
Release five CD catalogues (each consisting of approximately 30 CDs) for distribution on behalf of independent record companies	December 2009	$5,000 (from distribution fees payable by independent record companies)
Release Country compilation project – Volume I	March 2010	$100,000 (marketing and promotion) (from proceeds of offering)
Re-release "True to the Game – Volume I"	March 2010	$40,000 (from proceeds of offering)
Secure rights to all music for release of "True to the Game – Volume II"	November 2010	$140,000 (from proceeds of offering and/or revenues from operations)

Secure rights to music for Country compilation – Volume II	December 2010	$140,000 (from proceeds of offering and/or revenues from operations)
Release "True to the Game – Volume II'	March 2011	$100,000 (marketing and promotion) (from revenues from operations and advances from EMI)
Release Country compilation – Volume II	June 2011	$100,000 (marketing and promotion) (from revenues from operations and advances from EMI)

The foregoing represents management's best estimate as to the date that the milestones identified above will be achieved and the cost and expected source of funds associated with completing same. Actual results may vary. We expect to fund the acquisition of music for the first volume of our Country compilation project and the marketing and promotional expenses for this project from the proceeds of this offering. In addition, to the extent that we receive sufficient proceeds from this offering, we may also fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume II" or another project from the proceeds of this offering, and accelerate our release of the project. If we don't receive sufficient funds from this offering to fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume I," we plan to fund such costs through revenues generated from operations and an advance from EMI; however, our ability to generate the required level of revenues is speculative and we may be required to defer the acquisition of music for "True to the Game – Volume II" until we achieve the necessary revenues or raise additional capital, of which there can be no assurance.

As indicated in the above table, we plan to fund the costs associated with achieving the other milestones as follows:

- we plan to fund the cost of releasing CD catalogues for distribution on behalf of independent record companies from distribution fees payable by the record companies, and do not expect that we would engage in these activities unless we receive the required distribution fees;
- we expect to fund the acquisition of music for the release of Volume II of our Country compilation from revenues from operations and an advance from EMI;

however, our ability to generate the required level of revenues is speculative and we may be required to delay the release of Volume II of the Country compilation until we achieve the necessary revenues or raise additional capital, of which there can be no assurance.

If we do not generate sufficient cash from operations to repay the indebtedness which becomes due in September through November of 2009 and are unable to obtain an extension or conversion of outstanding notes, we may be forced to defer certain activities, such as acquiring rights to music for our projects or promoting new projects, until cash flow from operations or other financing is available to fund these activities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following list names each person who serves as a director, executive officer or significant employee of the Company and the period during which each has served in the respective position with the Company, as well as each person who has been nominated or chosen to become a director or executive officer.

Name	Age	Position
David Berman	66	Chief Executive Officer, Director
Gary Katz	67	Director
Camille Barbone	57	President, Chief Financial Officer and Director

David Berman was appointed Chief Executive Officer of Stadium Entertainment in January 2009. Since October 2001 to the present, Mr. Berman has provided consulting services to participants in the music industry and served as an expert witness on music industry matters. From February 1998 until April 2001, he served as President of Buena Vista Music Group, the pre-recorded music and music publishing arm of The Walt Disney Company. From April 1991 until April 2001, Mr. Berman served as Senior Executive and General Counsel of Geffen Records. Prior thereto, he served as President of Capitol Industries, a division of EMI Music Group, which he joined in 1989. From 1976 until 1987 he served in various capacities for Warner Brother Records, and was engaged in the private practice of law from 1969 until 1976 and from 1989 until 1991. He graduated from Harvard Law School in 1969.

Gary Katz, a founder of Stadium Entertainment, is an acclaimed producer with more than 30 years experience in the music industry who served as our President until his resignation in July 2009. From November 2006 until joining Stadium Entertainment, Mr. Katz was an independent consultant and record producer for a select roster of clients in the music industry. From December 2004, he served as President of Winedark Records. From January 1, 2001 until December 2004, Mr. Katz served as Vice President of Artist & Repertoire for Aezra Records. Mr. Katz was instrumental for the signing of artists such as Jimmy Buffet, Chaka Khan (Rufus), Jim Croce, Prince and Dire Straits, and has provided consulting services to several major record companies.

Camille Barbone, a founder of Stadium Entertainment, has more than 30 years experience in the entertainment industry. She served as Chief Operating Officer, Chief Financial Officer and Director from the inception of Stadium Entertainment and was appointed as our President in July 2009. Prior to founding Stadium Entertainment in December 2007, Ms. Barbone operated Barbone Consult Group which provided promotional, development, production, sales and marketing services to various clients including record companies, music distribution companies, artists and artist development teams from December 2005 through December 2007. From December 2004 to November 2006 she served as Vice President; General Manager of Winedark Records – Fontana Universal Distribution, where her responsibilities included supervision of all operational, administrative, budgetary and departmental activities. Ms. Barbone served in a similar capacity with Aezra-EMI Records from April 2003 until December 2004. She served as Vice President-Artist Relations for Aezra-EMI Records from March 2001 until April 2003. Earlier in her career she held key positions at major record labels such as Production Director for Columbia/Epic, Director of New Release Production for Phonogram/Mercury and Director of Artist and Repertoire for Buddah Entertainment. In 1977 she formed August Artists Ltd. where she provided an innovative alternative for the new music scene in New York City. During this period Ms. Barbone was responsible for discovering, developing and managing Madonna. Ms. Barbone has also worked on artist development and promotion at major record labels, such as Arista, MCA, Universal, Warner Brothers, Disney Music Publishing, SESAC, Warner Chappell Music, Atlantic and TVT Records. She has owned and operated two key recording studios – Gotham Sound Studios in New York City, and Long View Farm Studios, a residential recording facility located on a 120-acre farm in rural Massachusetts. Her recording studio clients have included The Indigo Girls, Geezer Butler, The Rolling Stones, Aerosmith, Michael Bolton, and Living Colour. Ms. Barbone has created and produced major musical concerts and series such as the American Express Songmasters Inside-Out series featuring gold- and platinum-selling artists, the Gospel segment of Woodstock '94, two concerts at the 2002 Olympics in Salt Lake City for the Coca Cola Company and three performances at the 2003 Gravity Games. Ms. Barbone served on the staff and taught at the City University of New York for five years and was responsible for creating and launching its Entertainment Marketing Department and Internship program. She has served as a music supervisor for key motion pictures and has placed songs and music in films by Steven Spielberg, Wes Craven, Disney, Miramax Films, and Cinepix.

We have no formal employment agreements with any of our executive officers; however, we expect that Ms. Barbone will devote 100% of her professional time and attention to our business and affairs and Mr. Berman will devote approximately 10% of his professional time to our business and affairs.

REMUNERATION OF DIRECTORS AND OFFICERS

Compensation

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who served as officers or directors during the year ended December 31, 2008 fiscal year, and of all of the officers and directors as a group.

Name	Capacities in Which Remuneration was Received	Aggregate Remuneration
Gary Katz	President (1)	$100,000
Camille Barbone	Chief Operating Officer	$100,000
All Officers and Directors as a Group (3 Persons)		$200,000

(1) Mr. Katz resigned his position as President in July 2009.

David Berman is currently serving as our Chief Executive Officer and devotes approximately 10% of his professional time and attention to our business and affairs. Mr. Berman has agreed to serve in this capacity without remuneration (other than the reimbursement of out-of-pocket expenses). We expect to make an equity award to Mr. Berman in 2009; however, our Board of Directors has not yet approved any such award and the precise nature and amount of the award has not yet been determined.

Equity Incentive Plan

In August 2009, our Board of Directors adopted an Equity Incentive Plan. The following is a summary of the material terms of the Equity Incentive Plan. A total of 10,000,000 shares of our Common Stock has been reserved for issuance under the Equity Incentive Plan.

The purpose of the plan is to allow our employees, directors and consultants to participate in our growth and to generate an increased incentive for these persons to contribute to our future success and prosperity and to focus on our growth. Employees, directors and consultants and other persons or entities in a position to make a significant contribution to our success are all eligible to receive awards under the plan. The plan will be administered by our Board of Directors or, if and when established, the Compensation Committee of our Board of Directors. The Board (or Compensation Committee) is authorized to grant:

- Incentive stock options within the meaning of Section 422 of the Internal Revenue Code
- Nonqualified stock options
- Stock appreciation rights
- Restricted stock grants

- Deferred stock awards
- Other stock based awards to employees and other persons and entities who, in the opinion of the Board of Directors (or Compensation Committee), are in a position to make a significant contribution to our success.

The Board of Directors (or Compensation Committee) has the power to determine the terms of any awards granted under the Equity Incentive Plan, including the exercise price, the number of shares subject to the award and conditions of exercise. Awards granted under the Equity Incentive Plan are generally not transferable. The exercise price of all incentive stock options granted under the Equity Incentive Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant.

The Equity Incentive Plan will terminate on July 31, 2019 unless earlier terminated by the Board of Directors.

The maximum number of shares which may be issued to our Chief Executive Officer pursuant to awards granted under the plan may not exceed 35% of the number of shares reserved for issuance under the plan, and the maximum number of shares which may be issued pursuant to awards to any other participate in the plan may not exceed 20% of the number of shares reserved for issuance under the plan.

The Equity Incentive Plan may be amended or terminated by our Board of Directors, except that approval of our shareholders is required to the extent required by applicable law, rule or regulation, and the exercise price of options and the base price of stock appreciation rights generally may not be decreased without stockholder approval. The administrator of the plan has the right to amend the plan and any award under the plan without stockholder approval unless otherwise required by law, to comply with applicable laws, rules or regulations, including Sections 409A and 422 of the Internal Revenue Code.

In August 2009, we issued options to acquire 1,000,000 shares of Common Stock to each of (i) Wayman Jones, who provides consulting services in the areas of radio promotion and radio marketing, (ii) John Betancourt, who provides consulting services in the areas of sales, marketing and radio promotion and (iii) Michael Omansky, who provides consulting services in the areas of internet and corporate marketing. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to 340,000 shares vested immediately upon grant and options with respect to 330,000 shares vest on the six month and one year anniversary date of the date of grant. The options may be exercised by paying the exercise price in cash or by utilizing a cashless exercise technique whereby the optionee agrees to the surrender of the optionee's right to receive shares having an aggregate value (based on the then current market value as determined in accordance with the terms of the plan) equal to the aggregate exercise price of the option. The options have a term of ten (10) years and are non-transferable. The Company expects to record approximately $113,000 of compensation expense during the quarter ending September 30, 2009 as a result of the option grants.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of July 15, 2009, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock, which is the only class of the Company's capital stock with shares issued and outstanding, by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) each person or group of persons known by the Company to be the beneficial owner of more than ten percent (10%) of the Company's outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group:

Name and Address of Owner	Number of Shares	Percent of Class
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37,500,000	37.5%
David Berman 888 Seventh Avenue, 35th Floor New York, NY 10010	---	---
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Jerome Mas 5865 East. Mezzanine Way Long Beach, CA 90808	12,500,000 (1)	12.5%
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
All Officers and Directors as a Group (5 Persons) (1) (2)	37,500,000	37.5%

(1) Represents 12,500,000 of the shares owned by Stadium Entertainment Group, LLC, a beneficial owner of 37.5% of our outstanding Common Stock. Each of these shareholders has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC and a one-third (1/3) pecuniary interest in the shares owned by it.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC (37,500,000 shares), Emerald Asset Advisors, LLC (5,000,000 shares) and Michael Xirinachs (8,333,333 shares). Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2009, we completed the Share Exchange and acquired all of the outstanding Common Stock of Stadium Entertainment. At the time of the Share Exchange, Michael Xirinachs was our sole officer and director, and the beneficial owner of 53.3% of our outstanding Common Stock. Mr. Xirinachs owns a 100% membership interest in Sandstone Investment Partners, LLC which owned 50% of the outstanding Common Stock of Stadium Entertainment immediately before the completion of the Share Exchange.

During 2008, Sandstone, LLC loaned an aggregate of $1,364,800 to us under a loan agreement which provides for interest on the unpaid balance at a rate of ten percent (10%) per annum. The loan became due on February 14, 2009. Michael Xirinachs is the managing member of each of Sandstone, LLC and Emerald Asset Advisors, LLC which is the beneficial owner of approximately 50.8% of the outstanding Common Stock. The loan, which became due in full in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro Baseball League Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of any of the foregoing. Sandstone, LLC has extended the date by which accrued interest must be paid under the loan until the earlier of our receipt of $2,500,000 or more of cash proceeds from this offering or June 30, 2010; however, Sandstone, LLC has not extended the maturity date of the principal amount of the loan and no assurance can be given that Sandstone will not elect to pursue remedies against us.

PLAN OF DISTRIBUTION

No Underwriting

The offering is not underwritten. We have not employed outside brokers or sales agents for this offering. The shares will be marketed only by the directors and officers of the Stadium Entertainment, namely, Gary Katz and Camille Barbone, who will not receive any commissions or other compensation for these sales. It is anticipated that potential investors have pre-existing business relationships with these officers and other affiliates of our company, as well as potential investors referred by parties having pre-existing business relationships with the officers and affiliates will be solicited. Because this offerings is not underwritten, we may not sell as many shares as we possibly could have sold if we had used an underwriter.

Purchase of Common Stock

We will offer shares of Common Stock having a minimum aggregate offering price of $2,000,000 and a maximum aggregate offering price of $3,000,000 for sale to the public at a price of $.25 per share beginning on or about [   ], 2009. In our sole discretion, we may accept or reject all or part of any subscription received from subscribers who wish to purchase shares in the offering.

Any person, including shareholders, who wishes to purchase shares of Common Stock during the offering to the public must complete and sign the Subscription Agreement delivered with this Offering Statement and deliver it, together with the subscription price to Stadium Entertainment Holding Corp. at the address specified in the Subscription Agreement. Any offers to subscribe for shares of Common Stock during the offering to the public are not binding until we accept them, and we reserve the right to accept or reject all or part of any subscription offer in our sole discretion. To determine which subscriptions to accept in whole or in part, we may take into consideration the order in which the subscriptions are received, among other things. Any subscriber whose subscription is rejected shall have his, her or its funds returned without interest. All offers to subscribe must be made for shares of Common Stock having a minimum aggregate purchase price of $10,000. The purchase price must be paid in United States currency by check, draft or money order drawn to the order of "Stadium Entertainment Holding Corp. – Stock Offering." We may, in our discretion, permit subscribers to pay for shares through the exchange of up to $120,000 aggregate principal amount of outstanding promissory notes at a rate of $.25 per share. No such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement. Subscriptions paid through the exchange of notes will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved.

Time Frame of Subscription

Subscriptions from the public, including shareholders, will be accepted until 5:30 p.m. New York City time on [   ], 2010. Subscribers purchasing shares of Common Stock will be issued stock certificates as soon as practicable after acceptance of their subscriptions. If shares having a minimum aggregate purchase price of $2,000,000 have not been subscribed for on or before the Initial Termination Date of __________, 2009, we will promptly return to subscribers the subscription amounts, without interest; however, we may elect, in our discretion, on a one time basis to extend the Initial Termination Date until __________, 2009 by providing notice to subscribers by no later than 5:00 p.m., New York City time, on __________, 2009, in which case the return of subscription amounts to subscribers will not be made until promptly after the extended Initial Termination Date. Pending the acceptance or return of subscriptions, subscription amounts will be maintained in a segregated account but we will not use an escrow arrangement for these funds during this period.

Assignability

No subscriber's privileges or rights under a Subscription Agreement are assignable without our written consent, which may be withheld in our discretion. Subscription rights should not be confused with a shareholder's right to transfer shares of the Company's Common Stock after the shares have been issued.

Reservations

In addition to the minimum share purchase limits, we may reject any subscription at any time for any reason made pursuant to the offering, in our sole discretion.

Shares having a minimum aggregate cash purchase price of $2,000,000 must be sold in order to complete the offering.

All subscription proceeds will be immediately available to the Company upon our acceptance of the subscription. If, for any reason, funds are returned to any subscriber, the amount returned will be without interest. We reserve the right to terminate the offering for any reason at any time.

SECURITIES BEING OFFERED

General

We are offering shares of our Common Stock, $.001 par value per share. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are currently issued and outstanding. Following this offering, if all shares offered hereby are sold at the offering price of $.25 per share, 112,000,000 shares of Common Stock will be issued and outstanding. Our Common Stock has the following rights:

Dividend Rights

The holders of the Common Stock are entitled to dividends when, as and if declared by our board of directors, subject to the restrictions imposed by applicable law.

Voting Rights

Under the Nevada Revised Statutes and our Amended and Restated Certificate of Incorporation, each share of Common Stock is entitled to one vote per share. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have priority rights upon liquidation.

Preemptive Rights

Holders of our Common Stock do not have preemptive rights to acquire our securities.

Liability to Further Calls or to Assessment by the Company

Holders of Common Stock are not subject to further calls or assessments.

PART FS – FINANCIAL STATEMENTS

Stadium Entertainment Holding Corp.
(formerly known as FRS Group, Inc.)

Stadium Entertainment Corporation

Pro Forma Financial Statements

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ -
Total current assets	-
Total assets	$ -
Liabilities	
Current	
Account payable	$ 3,207
Total current liabilities	3,207
Stockholders' equity (deficit)	
Common stock, $.001 par value 500,000,000 common shares authorized, 25,000,000 shares issued and outstanding	25,000
Additional paid-in capital	50,000
Deficit accumulated during the development stage	(8,207)
	66,793
Less: subscription receivable	(70,000)
Total stockholder's equity (deficit)	(3,207)
Total liabilities and stockholders' equity	$ -

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Revenue	$ -	$ -	$ -
Expenses			
Accounting and professional fees	200	200	8,207
Total expenses	200	200	8,207
Loss from operations	(200)	(200)	(8,207)
Net loss	$ (200)	$ (200)	$ (8,207)
(Loss) per common share	$ (0)	$ (0)	$ (0)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Cash flows from operating activities:			
Net loss	$ (200)	$ (200)	$ (8,207)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase in:			
Accounts payable	200	200	3,207
Net cash used in operating activities	-	-	(5,000)
Cash flows from financing activities:			
Issuance of common stock	-	-	[illegible],000
Net cash provided by financing activities	-	-	5,000
Net increase in cash	-	-	-
Cash, January 1 or from inception	-	-	-
Cash, December 31	$ -	$ -	$ -

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period from February 24, 2005 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Less Subscription Receivable	Total Stockholders' Equity
Issued 50,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a subscription receivable on Feb. 24, 2005	50,000			(50,000)	-
Issued 5,000,000 Shares of Par Value $.001 issued in 504 offering Feb. 24, 2005	5,000				5,000
Reverse stock split	(36,667)	36,667			-
Net loss			(7,607)		(7,607)
Balance, December 31, 2005	18,333	36,667	(7,607)	(50,000)	(2,607)
Net Loss			(200)		(200)
Balance, December 31, 2006	18,333	36,667	(7,807)	(50,000)	(2,807)
Net loss			(200)		(200)
Balance, December 31, 2007	18,333	36,667	(8,007)	(50,000)	(3,007)
Issued 20,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a Subscription receivable in August 2008.	20,000			(20,000)	-
Reverse stock split	(13,333)	13,333			
Net loss					-
Additional paid-in capital			(200)		(200)
Balance, December 31, 2008	$ 25,000	$ 50,000	$ (8,207)	$ (70,000)	$ (3,207)

STADIUM ENTERTAINMENT HOLDING CORP.
(FORMERLY FRS GROUP, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity. It is currently in the development stage.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenue from such sales are recognized when the products are shipped based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and do not establish a provision for customer returns.



In determining estimated returns management will analyze historical trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a monthly report as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company and therefore the need to return inventory to the end user is not necessary. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable, refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws is accounted for in the period of enactment.

Stadium Entertainment Holding Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $3,278 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $8,207 and will expire in 2028. See Note 6 for detailed breakdown of deferred tax asset and income tax benefit.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. **Development Stage Activities and Going Concern**

The Company is currently a development stage entity because operations have commenced but significant revenue has not been generated therefrom. The Company has devoted most of their efforts to raising capital, developing markets and starting up productions. Accordingly, the accompanying financial statements have incorporated the additional information required by SFAS 7 for development stage entities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. **Capital Stock**

Upon the formation of the Company, 16,666,667 shares of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares of common stock in a private offering for an aggregate purchase price of $20,000.

5. **Reverse Stock Split**

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All share and per share amounts disclosed in the financial statements give retroactive effect to the reverse split.

6. **Income Taxes**

Deferred tax as of December 31, 2008 consisted of the following:

Tax credit carryforward	$ 3,278
Total deferred tax asset	$ 3,278

Valuation allowance	$ (3,278)
Net deferred tax asset	$ 0

7. **Subsequent Event**

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Corporation, a Delaware corporation, entered into an Exchange Agreement pursuant to which the stockholders of Stadium Entertainment Corporation exchanged all of the issued and outstanding shares of Stadium Entertainment Corporation common stock (200 shares) for an aggregate of 75,000,000 shares of common stock of the Company. As a result of the Share Exchange, Stadium Entertainment Corporation became a wholly owned subsidiary of the Company. Stadium Entertainment Corporation is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues from its activities. Stadium Entertainment Corporation also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

STADIUM ENTERTAINMENT HOLDING CORP.

BALANCE SHEET

March 31, 2009

	(Restated)
Assets	
Current	
Cash	$ 29,471
Accounts receivable, less allowance for returns of $34,842	58,204
Inventory	3,487
Prepaid expenses	3,101
Artist advances royalties recoupable within one year	243,834
Total current assets	338,097
Artist advances recoupable after one year	197,414
Total assets	$ 535,511
Liabilities	
Current	
Accounts payable and accrued expenses	$ 345,723
Royalty payable	11,444
Accrued interest	100,460
Loans payable	1,674,800
Total current liabilities	2,132,427
Total liabilities	2,132,427
Stockholders' equity (deficit)	
Common stock	100,000
Additional paid in capital	(33,007)
Accumulated deficit	(1,593,909)
	(1,526,916)
Less: subscription receivable	(70,000)
Total stockholders' equity (deficit)	(1,596,916)
Total liabilities and stockholders' equity	$ 535,511

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF OPERATIONS

For the Period January 1, 2009 to March 31, 2009

Revenue	
Sales, net of provision for estimated returns of $34,842	$ 108,204
Cost of sales	
Product costs	9,936
Royalties	11,444
Licensing fees	12,926
Non-recoupable production costs	14,644
Total cost of sales	48,950
Gross profit	59,254
Operating expenses	
Selling, general and administrative expenses	543,777
Total operating expenses	543,777
Loss from operations	(484,523)
Other expense	
Interest expense	36,119
Total other expense	36,119
Loss before income taxes	(520,642)
Provision for income taxes	770
Net Loss	$ (521,412)
(Loss) per common share	$ (0.01)
Weighted average shares outstanding	100,000,000

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CASH FLOWS

For the Period January 1, 2009 to March 31, 2009

Cash flows from operating activities:	
Net loss	$ (521,412)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Accounts receivable	(58,204)
Inventory	(3,487)
Prepaid expenses	(1,031)
Artist advance royalties	(105,764)
Increase in:	
Accrued expenses	339,942
Royalty payable	11,444
Accrued interest	36,019
Net cash used in operating activities	(302,493)
Cash flows from financing activities:	
Proceeds from loan payable	310,000
Net cash provided by financing activities	310,000
Net increase in cash	7,507
Cash, January 1, 2009	21,964
Cash, March 31, 2009	$ 29,471

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 1, 2009 to March 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Less Subscription Receivable	Total Stockholders' Equity
Balance, January 1, 2009	25,000	50,000	(8,207)	(70,000)	(3,207)
Issuance of 75,000,000 shares to shareholders of Stadium Entertainment Corp. in connection with the reverse merger completed January 1, 2009.	75,000	(74,800)	(1,072,497)		(1,072,297)
Recapitalization in connection with the reverse merger		(8,207)	8,207		-
Net loss			(521,412)		(521,412)
Balance, March 31, 2009 (Restated)	$ 100,000	$ (33,007)	$ (1,593,909)	$ (70,000)	$ (1,596,916)

STADIUM ENTERTAINMENT HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity.

On January 1, 2009, the Company entered into a Share Exchange Agreement ("reverse merger") with Stadium Entertainment Corp. ("Stadium"), a Delaware corporation, and its stockholders pursuant to which the Company agreed to acquire 100 percent of outstanding shares of Stadium in exchange for 75,000,000 shares of the Company. The reverse merger has been recorded as a recapitalization of the Company, with the net assets of Stadium and the Company brought forward at their historical bases. The costs associated with the reverse merger have been expensed as incurred.

The Company now intends to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The financial statements have been prepared by the Company, without audit. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. These financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the three month period presented are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash on hand, cash accounts without withdrawal restrictions, and highly liquid investments with a maturity of three months or less at the date of purchase to be considered cash and cash equivalents.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenues from such sales are recognized when the products are shipped by the distributor and are based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are downloaded and the electronic payment has posted. The Company does not establish a provision for customer returns for digital download sales.

In determining estimated returns management will analyze historical industry trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns. Based on management's experience in the industry the Company has established an initial provision of twenty five percent (25%) of CD sales.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a sales report provided by the distributor as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company as the distributor does not take ownership under the terms of the agreement. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000. See Inventory note under "Summary of Significant Accounting Policies" for accounting treatment.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

The following sets forth the components of net sales for the three months ended March 31, 2009:

Gross CD Sales	$139,819
Digital Sales	3,678
Provision for Sales Returns and Allowances	(34,842)
Discounts	(38)
Sales Returns	(413)
Net Sales	$108,204

Inventory

Inventories consist of CD's and related music products. Inventory is stated at lower of cost or net realizable value. Cost is determined using a first-in, first-out ("FIFO") methodology. Returned goods included in inventory are valued at net realizable value, but not in excess of cost. Processing and refurbishing costs of returned inventory are expensed as incurred.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized in accordance with SFAS 109. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. The Company believes that losses since inception represent sufficient negative evidence to consider a valuation allowance under the provisions SFAS 109. As a result, we determined that our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant positive or negative impact on future earnings.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $562,481 which has been recorded as a deferred tax asset. The Company has provided a valuation allowance for the entire portion of the deferred tax asset due to the sufficient negative evidence present. Total net operating loss incurred since inception was $1,341,209 and will expire in 2028. See Note 7 for detailed breakdown of deferred tax asset.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the periods ended December 31, 2008, and 2007.

3. Development Stage Entity and Going Concern

As of March 31, 2009 the Company is no longer considered to be in the development stage as the Company has recognized significant revenue from operations. The Company had been considered a development stage entity for the year ended December 31, 2008 has principal operations had commenced, but the Company had not generated significant revenues therefrom.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. While the management of the Company believes that the Company will be successful in its capital formation and operating activities, there can be no assurance that it will be able to raise additional capital, or be able to generate sufficient revenues to sustain its operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established a source of revenue sufficient to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. **Artist Advances**

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of March 31, 2009 the Company had $441,248 of advances on the balance sheet, of which $243,834 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of March 31, 2009 $12,926 of advances had been expensed.

With respect to the $441,248 of artist advances discussed above, $424,474 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5. **Loans payable**

As of March 31, 2009, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,374,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan became due on February 14, 2009. The lender has not agreed to extend the maturity date of the loan and no assurance can be given that the lender will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

During the period ending March 31, 2009 the Company borrowed $180,000 under short term notes that are convertible into common stock under convertible note agreements which provide for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts under the convertible notes become due as of September 30, 2009. Prior to maturity the holders of the notes have the right to convert this debt into common stock at the conversion price established in the convertible note agreements. The conversion price is equivalent to the greater of 75% of the per share closing market price of the Company's common stock on the first day of reported trading day or $.25. In addition, the Company borrowed an aggregate of $120,000 during the three months ended March 31, 2009 which is represented by promissory notes bearing interest at the rate of ten percent (10%) per annum. Of this amount, $100,000 becomes due on November 15, 2009 and $20,000 becomes due on October 28, 2009.

6. Common Stock

Upon the formation of the Company, 16,666,667 shares (post reverse stock split) of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares (post reverse stock split) of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares (post reverse stock split) of common stock in a private offering for an aggregate purchase price of $20,000.

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All references contained in the accompanying financial statements and related notes have been adjusted to give effect for the stock split.

On January 1, 2009, the Company acquired, through the share exchange agreement all of the outstanding shares of common stock of Stadium Entertainment Corp. ("Stadium"), and the former stockholders of Stadium were issued an aggregate of 75,000,000 shares of the Company's common stock in exchange for their shares of Stadium common stock. As a result of the share exchange agreement, the former stockholders of Stadium became the majority stockholders of the Company. This transaction was accounted for as a reverse merger and reorganization of capital, with the assets and liabilities of the entities being brought over at their historical cost bases.
The Company has 100,000,000 shares of par value $.001 common stock issued and outstanding

as of March 31, 2009.

7. Income Taxes

Deferred tax as of March 31, 2008 consisted of the following:

Accrued interest	$ 25,738
Charity	1,064
Tax credit carryforward	535,679
Total deferred tax asset	$ 562,481
Valuation Allowance	$ (562,481)
Net deferred tax asset	$ 0

Provision for income taxes for the period ended March 31, 2009 consisted of the following:

Provision for income taxes	$ 700

8. Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities*" ("SFAS No. 159"), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option had been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earrings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. The statement requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year provided the entity also elects to apply the provisions of SFAS No. 157. Upon implementation, an entity shall report the effect of the first re-measurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation. The management of the Company is of the opinion that the adoption of this new pronouncement will not have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*" ("SFAS No. 160"), which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to:

a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent's equity;
b) clearly identify and present both the parent's and the noncontrolling's interest attributable consolidated net income on the face of the consolidated statement of income;
c) consistently account for changes in parent's ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly;
d) measure of any gain, loss, or retained noncontrolling equity at fair value after a subsidiary is deconsolidated; and
e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In March 2008, the FASB issued FASB Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133*" ("SFAS No. 161"). SFAS No. 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*"; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS No. 161 requires:

- Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
- Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
- Disclosure of information about credit-risk-related contingent features; and
- Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Earlier application is encouraged. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In May 2008, the FASB issued FASB Statement No. 162, "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a) FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.

b) FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics).

d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendment to its authoritative literature. It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

On May 26, 2008, the FASB issued FASB Statement No. 163, "*Accounting for Financial Guarantee Insurance Contracts*" ("SFAS No. 163"). SFAS No. 163 clarifies how FASB Statement No. 60, "*Accounting and Reporting by Insurance Enterprises*" ("SFAS No. 60"), applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts.

The accounting and disclosure requirements of SFAS No. 163 are intended to improve the comparability and quality of information provided to users of financial statements by creating consistency. Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under SFAS No. 60, "*Accounting and Reporting by Insurance Enterprises.*" That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, "*Accounting for Contingencies*" ("SFAS No. 5"). SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires disclosure about (a) the risk-management activities used by an insurance enterprise to evaluate credit deterioration in its insured financial obligations and (b) the insurance enterprise's surveillance or watch list.

SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise's risk-management activities. Disclosures about the insurance enterprise's risk-management activities are effective the first period beginning after issuance of SFAS No. 163. Except for those disclosures, earlier application is not permitted. The management of the Company does not expect the adoption of this pronouncement to have material impact on its financial statements.

9. **Subsequent Event.**

In July 2009, the holder of 37.5% of the Company's outstanding shares agreed to extend the date by which interest on the $1,374,800 loan made by it to the Company's must be paid until the earlier of June 30, 2010 or the Company's receipt of $2,500,000 or more of cash proceeds from the Company's proposed offering of common stock under Regulation A of the Securities Act of 1933, as amended.

In August 2009, the Company granted options to acquire an aggregate of 3,000,000 shares of Common Stock to three consultants. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to an aggregate 1,020,000 shares vested immediately upon grant and options with respect to an aggregate 990,000 shares vest on each of the six month and one year anniversary of the date of grant.

The Company accounts for share based payments in accordance with FAS Statement No. 123 (R), "Shared Based Payment" ("FAS 123R"). FAS 123R requires all share-based payments to non-employees, including grants of stock options, to be recognized as compensation expense based on the fair value of the services received or the fair value of the equity instruments issued, whichever is more reliably measurable.

In accordance with EITF 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", to account for stock-based compensation awards issued to non-employees for services, the Company will measure the services performed based on the date in which the performance commitment was reached and such services will be recorded at the fair value of the services rendered. The Company expects to recognize compensation expense of approximately $113,000 during the quarter ending September 30, 2009 as a result of the option grants described above.

In August 2009, the Company established its "Associated Label Division" to increase its emphasis on providing distribution and other services to independent record and entertainment companies. The Company plans to structure its arrangements with independent record and entertainment companies to provide for a fixed administrative fee for its services and a distribution fee based upon a percentage of sales. In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. The Company will recognize revenue related to the fixed administrative fees upon the signing of the service contract. The distribution fee charged based on a percentage of gross product sales will be accounted for in accordance with Statement of Standards No. 48, "Revenue When Right of Return Exists," ("FAS 48").

10. **Restatement.**

The Company's previously issued financial statements, submitted to the Securities and Exchange Commission on June 3, 2009 with Offering Form 1-A, have been restated. After discussion with the Securities and Exchange Commission the Company's management determined that the net deferred tax asset was overstated due to the failure to properly establish a valuation allowance in light of the existing negative factors referenced in SFAS 109. See below for the cumulative effect of this adjustment.

Changes to Balance Sheet

	As of March 31, 2009		
	As Reported	Adjustments	Restated
Deferred Tax Asset	$ 562,481	$(562,481)	$ 0
Total Assets	$ 1,097,992	$(562,481)	$ 535,511
Accumulated Deficit	$(1,034,706)	$(559,203)	$ (1,593,909)
Additional Paid-in Capital	$ (29,729)	$ (3,278)	$ (33,007)
Total Stockholders' Deficit	$(1,034,435)	$(562,481)	$ (1,596,916)

Changes to Statement of Stockholders' Equity

	For the Year Ended December 31, 2008		
	For the Period Ended March 31, 2009		
	As Reported	Adjustments	Restated
Accumulated Deficit	$(1,034,706)	$(559,203)	$ (1,593,909)
Additional Paid-in Capital	$ (29,729)	$ (3,278)	$ (33,007)
Total Stockholders' Deficit	$(1,034,435)	$(562,481)	$ (1,596,916)

::ODMA\PCDOCS\GHCDOCS\704009\1::ODMA\PCDOCS\ghcdocs\695557\1

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

BALANCE SHEET

December 31, 2008

	(Restated)
Assets	
Current	
Cash	$ 21,964
Prepaid expenses	2,070
Artist advance royalties recoupable within a year	167,742
Total current assets	191,776
Artist advances recoupable after one year	167,742
Total assets	$ 359,518
Liabilities	
Current	
Accrued expenses	$ 2,574
Accrued interest	64,441
Loan payable	1,364,800
Total current liabilities	1,431,815
Total liabilities	1,431,815
Stockholders' equity (deficit)	
Common stock	75,000
Additional paid in capital	(74,800)
Deficit accumulated during the development stage	(1,072,497)
Total stockholders' equity (deficit)	(1,072,297)
Total liabilities and stockholders' equity	$ 359,518

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF OPERATIONS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	(Restated)
Revenue	$ -
Cost of Sales	
Non-recoupable production costs	38,453
Total cost of sales	38,453
Gross profit	(38,453)
Operating expenses	
General and administrative expenses	969,603
Total operating expenses	969,603
Loss from operations	(1,008,056)
Other expense	
Interest expense	64,441
Total other expense	64,441
Net loss	$ (1,072,497)
(Loss) per common share	$ 0.01
Weighted average shares outstanding	75,000,000

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CASH FLOWS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	(Restated)
Cash flows from operating activities:	
Net loss	$ (1,072,497)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Prepaid expenses	(2,070)
Artist advance royalties	(335,484)
Increase in:	
Accrued expenses	2,574
Accrued interest	64,441
Net cash used in operating activities	(1,343,036)
Cash flows from financing activities:	
Issuance of common stock	200
Proceeds from loan payable	1,364,800
Net cash provided by financing activities	1,365,000
Net increase in cash	21,964
Cash, January 1, 2008	-
Cash, December 31, 2008	$ 21,964

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
Balance, January 1, 2008	-	-	-	-
Issuance of 75,000,000 shares of common stock on Jan. 1, 2009 presented retroactively as if the share exchange agreement occurred on January 3, 2008 when the Company was formed.	75,000			75,000
Net loss (Restated)			(1,072,497)	(1,072,497)
Net adjustment to additional paid-in capital per share exchange agreement.		(74,800)		(74,800)
Balance, December 31, 2008 (Restated)	$ 75,000	$ (74,800)	$ (1,072,497)	$ (1,072,297)

STADIUM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. **Organization**

Stadium Entertainment Corporation (the "Company") was incorporated under the laws of the State of Delaware on January 3, 2008. The Company is a development stage company which was formed to produce market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

The footnote disclosures and accompanying financial statements are prepared to give retroactive effect to a share exchange agreement ("reverse merger") commenced on January 1, 2009 between the Company and Stadium Entertainment Holding Corp. ("Holding").

2. **Summary of Significant Accounting Policies**

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws is accounted for in the period of enactment.

Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized in accordance with SFAS 109. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. The Company believes that losses since inception represent sufficient negative evidence to consider a valuation allowance under the provisions SFAS 109. As a result, we determined that our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant positive or negative impact on future earnings.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $559,203 which has been recorded as a deferred tax asset. The Company has provided a valuation allowance for the entire portion of the deferred tax asset due to the sufficient negative evidence present. Total net operating loss incurred since inception was $1,333,002 and will expire in 2028. See Note 7 for detailed breakdown of deferred tax asset.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. Development Stage Activities and Going Concern

The Company is currently a development stage entity because operations have commenced but significant revenue has not been generated therefrom. The Company has devoted most of their efforts to raising capital, developing markets and starting up productions. Accordingly, the accompanying financial statements have incorporated the additional information required by SFAS 7 for development stage entities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2008, the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. Artist Advances

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of December 31, 2008 the Company had $335,484 of advances on the balance sheet, of which $167,742 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of December 31, 2008 $0 of advances had been expensed.

With respect to the artist advances discussed above, $318,710 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5. Loan payable - shareholder

During the year ended December 31, 2008, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,364,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan become due on February 14, 2009. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

6. Capital Stock

In January 2008, 200 shares of common stock were issued to the founding shareholders of the Company. As a result of the share exchange agreement completed on January 1, 2009 the founding shareholders received 75,000,000 shares of par value $.001 common stock of the surviving company after the reverse merger in exchange for the 200 shares issued and outstanding. To give effect to this transaction the accompanying financial statements have been restated as if the transaction occurred at inception.

The Company has 75,000,000 shares of par value $.001 common stock issued and outstanding as of December 31, 2008.

7. Income Taxes

Deferred tax as of December 31, 2008 consisted of the following:

Accrued interest	$ 25,738
Charity	1,064
Tax credit carryforward	532,401
Total deferred tax asset	$ 559,203
Valuation allowance	$ (559,203)
Net deferred tax asset	$ 0

8. Subsequent Event

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Holding Corp., a Nevada Corp., entered into a share exchange agreement pursuant to which the stockholders of the Company exchanged their outstanding shares of the Company (200) for 75,000,000 shares of Stadium Entertainment Holding Corp. The accompanying financial statements have been presented as if this share exchange occurred at inception of the Company. As a result of the share exchange agreement, on January 1, 2009, the Company's shareholders became the majority owners of Stadium Entertainment Holding Corp. This transaction was accounted for as a reverse merger and reorganization of capital, with the assets and liabilities of the entities being brought over at their historical cost bases.

9. Supplemental Disclosures of Noncash Financing Activities

To give effect to the reverse merger completed on January 1, 2009, in which the founding shareholders of the Company received 75,000,000 shares in exchange for the 200 shares previously issued, the Company increased common stock and reduced additional paid-in capital by $74,800.

To record the issuance of 25,000,000 shares to the shareholders of Stadium Entertainment Holding Corp. in accordance with the share exchange agreement, the Company increased common stock by $25,000 and additional paid-in capital by $45,000 and reduced subscription receivable by $70,000.

10. Restatement

The Company's previously issued financial statements, submitted to the Securities and Exchange Commission on June 3, 2009 with Offering Form 1-A, have been restated. After discussion with the staff of the Securities and Exchange Commission, the Company's management determined that the net deferred tax asset and income tax benefit were overstated due to the failure to properly establish a valuation allowance in light of the existing negative factors referenced in SFAS 109. See below for the cumulative adjustments. The net loss per share remained unchanged as a result of the adjustment at $(.01).

Changes to Balance Sheet

	As of December 31, 2008		
	As Reported	Adjustments	Restated
Deferred Tax Asset	$ 559,203	$(559,203)	$ 0
Total Assets	$ 918,721	$(559,203)	$ 359,518
Accumulated Deficit	$(513,294)	$(559,203)	$ (1,072,497)
Total Stockholders' Deficit	$(513,094)	$(559,203)	$ (1,072,297)

Changes to Statement of Operations

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Income Tax Benefit	$ 559,203	$(559,203)	$ 0
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)

Changes to Statement of Cash Flows

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)
Adjustment for Deferred Tax Asset	$(559,203)	$ 559,203	$ 0

Changes to Statement of Stockholders' Equity

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)
Accumulated Deficit	$(513,294)	$(559,203)	$ (1,072,497)
Total Stockholders' Deficit	$(513,094)	$(559,203)	$ (1,072,297)

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA BALANCE SHEET

December 31, 2008

Assets	(Restated) Stadium Entertainment Corp.	(Restated) Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	(Restated) Pro Forma
Current				
Cash	$ 21,964	$ -	$ -	$ 21,964
Prepaid expenses	2,070	-	-	2,070
Artist advance recoupable within one year	167,742	-	-	167,742
Total current assets	191,776	-	-	191,776
Artist advances recoupable after one year	167,742	-	-	167,742
Total assets	$ 359,518	$ -	$ -	$ 359,518
Liabilities				
Current				
Account payable & accrued expenses	2,574	3,207	-	5,781
Accrued interest	64,441	-	-	64,441
Loan payable	1,364,800	-	-	1,364,800
Total current liabilities	1,431,815	3,207	-	1,435,022
Total liabilities	1,431,815	3,207	-	1,435,022
Stockholders' equity (deficit)				
Common stock	75,000	25,000	75,000 (1)	100,000
			(200) (2)	
Additional paid-in capital	(74,800)	50,000	(83,007) (2)	(33,007)
Deficit accumulated during the development stage	(1,072,497)	(8,207)	8,207 (2)	(1,072,497)
	(1,072,297)	66,793	-	(1,005,504)
Less: subscription receivable	-	(70,000)	-	(70,000)
Total stockholders' equity (deficit)	(1,072,297)	(3,207)	-	(1,075,504)
Total liabilities and stockholders' equity	$ 359,518	$ -	$ -	$ 359,518

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment

(2) To record the recapitalization of Stadium Entertainment Holding Corp. which occurred as a result of the share exchange transaction.

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	(Restated) Stadium Entertainment Corp.	(Restated) Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Revenue	$ -	$ -	$ -	$ -
Cost of Sales				
Non-recoupable costs	38,453	-	-	38,453
Total cost of sales	38,453	-	-	38,453
Gross profit	(38,453)	-	-	(38,453)
Operating expenses				
General and administrative expenses	969,603	200	-	969,803
Total operating expenses	969,603	200	-	969,803
Loss from operations	(1,008,056)	(200)	-	(1,008,256)
Other expense	-	-	-	-
Interest expense	64,441	-	-	64,441
Total other expense	64,441	-	-	64,441
Net (loss) income	$ (1,072,497)	$ (200)	$ -	$ (1,072,697)
(Loss) per common share	$ 0.01	$ (0)		$ (0.01)
Weighted Average Shares Outstanding	75,000,000	25,000,000	75,000,000 (1)	100,000,000

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment

PART III. - EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (4)
6.1	Distribution Agreement dated as of January 20, 2009 EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (2)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (2)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (2)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (2)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (2)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (2)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (2)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (2)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (2)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (2)*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (2)*

6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (2).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (2).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (2).
6.18	Bridge Loan Grid Note dated as of February 11, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (3).
6.19	Bridge Loan Grid Note dated as of March 16, 2009 issued by Stadium Entertainment Holding Corp. to McVille Ventures, Inc. (3).
6.20	Letter Agreement dated July 17, 2009 extending payment of interest under Sandstone, LLC Loan Agreement (3).
6.21	License Agreement dated as of October 1, 2008 between Ms. Natalie Hinds (professionally known as "Macy Gray") (3).*
6.22	Equity Compensation Plan (4).
6.23	Form of Option Agreement (4).
6.24	Agreement dated as of August 1, 2009 between Fisher Foundation, Inc and Stadium Entertainment Holding Corp. (filed herewith)
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (3)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 2.

(2) Filed with Amendment No. 2 to the Form 1-A Offering Statement.

(3) Filed with Amendment No. 3 to the Form 1-A Offering Statement

(4) Filed with Amendment No. 4 to the Form 1-A Offering Statement

*Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Issuer has duly caused this Amendment No. 5 to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on September , 2009

Stadium Entertainment Holding Corp.

By: ________________*________________
Name: David Berman
Title: Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
____________*____________ David Berman	Chief Executive Officer and Director	September , 2009
____________*____________ Gary Katz	Director	September , 2009
________________________ Camille Barbone	President, Chief Financial Officer and Director	September , 2009

* By: ________________________
Camille Barbone,
As Attorney in Fact

::ODMA\PCDOCS\GHCDOCS\703902\1

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (4)
6.1	Distribution Agreement dated as of January 20, 2009 between EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (2)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (2)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (2)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (2)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (2)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (2)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (2)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (2)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (2)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (2)*

6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (2)*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (2).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (2).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (2).
6.18	Bridge Loan Grid Note dated as of February 11, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (3).
6.19	Bridge Loan Grid Note dated as of March 16, 2009 issued by Stadium Entertainment Holding Corp. to McVille Ventures, Inc. (3).
6.20	Letter Agreement dated July 17, 2009 extending payment of interest under Sandstone, LLC Loan Agreement (3).
6.21	License Agreement dated as of October 1, 2008 between Ms. Natalie Hinds (professionally known as "Macy Gray") (3).*
6.22	Equity Compensation Plan (4)
6.23	Form of Option Agreement (4).
6.24	Agreement dated as of August 1, 2009 between Fisher Foundation, Inc and Stadium Entertainment Holding Corp. (filed herewith)
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (3)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 1.

(2) Filed with Amendment No. 2 to the Form 1-A Offering Statement.

(3) Filed with Amendment No. 3 to the Form 1-A Offering Statement.

(4) Filed with Amendment No. 4 to the Form 1-A Offering Statement

* Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

::ODMA\PCDOCS\ghcdocs\703769\1

EXHIBIT 6.24

AGREEMENT

AGREEMENT dated as of August 1, 2009 by and among Fisher House Foundation, Inc. 111 Rockville Pike, Suite 420, Rockville, Maryland, 20850 (referred to as "Fisher House" or "FH") and Stadium Entertainment Holdings Corporation, 206 Bryans Road, Hampton, New Jersey 08827 (referred to as "Label" or "Stadium").

WHEREAS, FH owns or controls certain names, trademarks, service marks and other intellectual property relating to Fisher House Foundation, Inc. (as more particularly described below); and

WHEREAS, FH desires to grant to Label an exclusive license to use such properties on and in connection with the production of a country music audio album (the "Album") featuring various recording artists, commemorating the charitable works of Fisher House Foundation (the "FH") and the manufacture, sale, distribution and marketing of such album and other derivatives thereof; and

WHEREAS, Label desires to accept such a license from FH and to produce and exploit the Album.

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. Grant of License.

(a) FH hereby grants to Label the worldwide and perpetual right and license to use the "Fisher House Identification" (as defined in paragraph 2(d) below) on and in connection with the manufacture, sale, distribution, exploitation and marketing of the Album and derivatives of the Album consisting of but not limited to singles, videos, and all other promotional products used to market the Album and raise donations for FH (including, without limitation, videos) of such master recordings. Label shall also have the right to produce audiovisual material and include same with the Album (including, without limitation, as a so-called "dual disc" product). All references herein to the "Album" shall be deemed to include versions of the Album which contain any such audiovisual material.

(b) (i) During the "Exclusivity Period" as defined in paragraph 1(b)(ii) below), Label's right to use the Fisher House Identification on or in connection with audio-only albums consisting primarily of music shall be exclusive, and, accordingly, during the Exclusivity Period, FH shall not use, or authorize any other person or party to use, any of the Fisher House Identification on or in connection with any such Country music albums. Nothing contained herein shall be deemed to prohibit FH from releasing, or authorizing the release of, any album consisting primarily of spoken word material (even if such album contains incidental music), any musical audio recordings as individual "tracks," or an album that is produced in connection with a documentary or promotional pieces on the FH.

95

(ii) The "Exclusivity Period" shall commence on the date hereof and continue for a period of four (4) years, and continuing from the date of the release of the first Album; and

(A) Label retains the right to produce two (2) Albums; with an option for the third by mutual agreement only, with all agreed amounts, percentages and other considerations paid to FH.

(B) As it pertains to this agreement only, a multi-track CD, is considered an Album.

(c) As used herein, "Fisher House Identification" shall mean the trademarks, service marks and the designs and/or logos used by FH or its licensees or affiliates incorporating either of the foregoing names or otherwise regarding FH and/or all other trademarks, service marks, names, logos and designs used by FH, its licensees and affiliates to identify or designate FH.

2. Label Responsibilities.

(a) Label will be responsible for producing the Album, securing all necessary third-party licenses and consents from publishers, artists, record labels and others, manufacturing, distributing and marketing the Album and otherwise exploiting the Album, and Label shall perform all such obligations in a diligent, competent, and professional manner. Label will also be responsible for all costs in connection with the foregoing. The commercial release of the Album in compact disc form in the United States will be through a national record distributor.

(b) Nothing contained herein shall be deemed to obligate Label to actually produce the Album or to release it. However, if Label does not produce and release the Album within eighteen (18) months of the date this Agreement is signed by both parties, then this Agreement may be terminated by both parties via a written agreement only.

(c) Label will consult with FH regarding the marketing plan for the initial commercial release of the Album in the United States, provided, Label shall make the final determination as to such marketing plan; provided that, any representations, statements, or claims made in any advertising or promotion concerning FH shall be submitted by Label to FH for review, and are subject to approval by FH, and such approval is not to be unreasonably withheld.

(d) FH will be consulted by Label on the selection of featured performers on the Album and the musical compositions to be recorded on the Album and shall be notified by Label of all artists and compositions proposed to be included on the Album. FH shall have the authority to reject any artist or composition, provided: (i) FH shall only disapprove of an artist or composition if, in its good faith judgment, such artist or composition is offensive or may be considered offensive by a segment of the public, or is likely to adversely affect FH's relationship or reputation with the United States Military, the Department of Defense, the Veteran's

Administration, or the general public, or is likely to reflect negatively on FH; and (ii) FH's approval shall not be unreasonably withheld.

(c) FH shall be the sole nonprofit entity identified in connection with the Album.

3. Compensation. In full consideration for all of the rights granted by FH to Label under this Agreement, Label shall pay to FH a royalty on sales of the Album at the rates and in accordance with all of the terms and conditions of Exhibit A annexed hereto. Label shall be responsible for rendering accounting statements to FH and paying the royalties shown to be due, all in accordance with the provisions of Exhibit A.

4. Warranties and Representations.

(a) FH hereby warrants and represents that: (i) it has the full right, power and authority to enter into this Agreement, grant the license herein granted and fully perform its obligations under this Agreement; (ii) it is and at all relevant times shall remain the sole and exclusive owner of all right, title and interest in and to all of the Fisher House Identification, free and clear of all liens and encumbrances; (iii) it has not granted any licenses or otherwise sold or assigned any rights in or to any of the Fisher House Identification which are or would be inconsistent with the rights granted to Label hereunder; and (iv) neither any element of the Fisher House Identification, nor any use thereof as contemplated hereunder, violates any law, rule or regulation of any government entity or infringes upon the rights of any other person or party.

(b) Label hereby warrants and represents that: (i) it has the full right, power and authority to enter into this Agreement and fully perform its obligations under this Agreement; (ii) the production and release of the Album shall not violate any law, rule or regulation of any government entity or nor result in any infringement upon the rights of any other person or party; and (iii) Label shall at all times adhere to all applicable laws and regulations.

(c) Each of Label and FH (each, the "Indemnitor") agrees to and does hereby indemnify, save and hold the other, its parents, subsidiaries, affiliates, licensees and distributors (collectively, the "Indemnitee") harmless of and from any and all liability, loss, damage, cost or expense (including reasonable outside attorneys' fees) arising out of or connected with any breach or alleged breach by the Indemnitor of this Agreement or any claim which is inconsistent with any of the warranties, representations or covenants made by the Indemnitor herein, which claim has been reduced to a final judgment or has been settled with the Indemnitor's written consent (which consent shall not be unreasonably withheld). The Indemnitor will reimburse the Indemnitee on demand for any payment made at any time after the date hereof in respect of any liability or claim for which the Indemnitee is entitled to be indemnified hereunder. The Indemnitee shall give the Indemnitor prompt notice of any claim as to which the Indemnitee believes it may be entitled to indemnification hereunder and the Indemnitor shall have the right, at its expense, to control the defense of such claim through counsel of its own choice.

5. Miscellaneous.

(a) This writing, including Exhibit A and including the Recitals, above, sets forth the entire understanding between the parties with respect to the subject matter hereof, and no modification, amendment, waiver, termination (other than a termination pursuant to the terms hereof) or discharge of this Agreement shall be binding unless confirmed by written instrument signed by an officer of each party hereto.

(b) All notices shall be in writing and shall either be delivered personally or by certified mail (return receipt requested) to the applicable party at the address set forth above (or such other address as to which such party may have given written notice). Any notice hereunder shall be deemed given as of the date received if given by personal delivery or the date of deposit if sent by certified mail. A copy of all notices to Label shall be sent to Stadium Entertainment Holdings Corp. 206 Bryans Road, Hampton, NJ 08827 and Bill G Lomuscio, Esq., 571 Milford-Warren Glen Road, Milford, NJ 08848. A copy of all notices, any royalty statements and related payments to FH shall be sent to: (i) Fisher House Foundation, Inc., 111 Rockville Pike, Suite 420, Rockville, MD 20850-5168, Attn: James D. Weiskopf. Label shall endeavor to send each notice, royalty statement and related payment to FH, c/o James Weiskopf Fisher House Foundation, Inc., 111 Rockville Pike, Suite 420, Rockville, MD 20850-5168, provided, however, Label's inadvertent failure to comply with the foregoing shall not be deemed a breach of this Agreement if it instead sends such statement and payment to a third party named by FH at such other address as shall be designated by FH.

(c) If any part of this Agreement is determined to be void, invalid, inoperative or unenforceable by a court of competent jurisdiction or by any other legally constituted body having jurisdiction to make such determination, the remainder of this Agreement will continue with full force and effect.

(d) This Agreement may be executed in any number of counterparts, and each such counterpart when so executed shall be deemed to be an original instrument, and all such counterparts, when taken together, shall constitute one and the same Agreement.

6. Term and Termination.

This Agreement shall be for a term of five (5) years, unless terminated earlier pursuant to Section 2(b) or pursuant to this Section 6. Either party may terminate this Agreement prior to expiration of the term in the event of breach by the other party. Neither party shall be deemed to be in breach of any of its obligations hereunder unless and until the other party shall have given it specific written notice describing in reasonable detail the breach and the party in default shall have failed to cure that breach within thirty (30) days after its receipt of that written notice. Upon termination for any reason, the Grant of License shall be revoked.

7. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of

98

New Jersey or in the federal courts located in New Jersey. Both parties agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.

The parties hereto have caused this Agreement to be duly executed as of the day and year first hereinabove written.

FISHER HOUSE FOUNDATION, INC.

By: ______________________
DAVID A. COKER, PRESIDENT

STADIUM ENTERTAINMENT HOLDING CORP.

By: ______________________

99

EXHIBIT A

Label shall pay to FH a royalty as follows:

1. ROYALTY RATES

1.01 (a) Label will pay FH a royalty, in respect of records hereunder computed at the applicable basic rate (the "Basic U.S. Rate") set forth below, of one hundred percent (100%) of the applicable Royalty Base Price in respect of Net Sales of records solely embodying Masters by Label or Label's licensees through Normal Retail Channels in the United States ("USNRC Net Sales"):

Albums	Singles	Other Records
8%	2%	3%

(b) The royalty rate on Net Sales of records by Label or Label's licensees through Normal Retail Channels outside of the United States shall be computed at the applicable percentage of the Basic U.S. Rate as follows:

Territory	% of Basic U.S. Rate
Canada, U.K.	75%
Germany, Italy, France, Japan, Benelux, Australia	66.6%
Rest of World	50%

The royalty rates set forth in this paragraph 1.01 are sometimes referred to herein as the "basic royalty rate(s)".

1.02 If USNRC Net Sales of the Album exceed 500,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 500,000 units (but not in excess of 1,000,000 units) shall instead be nine (9%) percent. If USNRC Net Sales of the Album exceed 1,000,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 1,000,000 units shall instead be ten (10%) percent.

1.03 The royalty rate on records sold through direct mail or through mail order operations (including, without limitation so-called "record clubs") shall be one-half (1/2) of the otherwise applicable royalty rate if manufactured and sold by Label, and an amount equal to one-half (1/2) of the Net Royalty from the sale of those records if manufactured and sold by Label's licensees.

1.04 The royalty rate for any record as described in clause (a), (b), or (c) of this sentence will be one-half (1/2) of the basic royalty rate that would apply if the record concerned were sold through Normal Retail Channels: (a) any catalog record sold by Label's special products operations or those of the distributor of the records concerned (herein collectively "SPO's") to educational institutions or libraries, or to other SPO clients for their promotion or sales incentive purposes (but not for sale to the general public through Normal Retail Channels); (b) any record sold by Label or Label's principal licensee in the country concerned in conjunction with a television and/or radio advertising campaign, during the calendar semi-annual period in which that campaign begins and the next two (2) such periods; and (c) any so-called "premium" records. Notwithstanding the foregoing, the amount of the royalty reduction permitted pursuant to the terms of clause (b) above in connection with any particular television and/or radio campaign shall not exceed fifty (50%) percent of Label's and/or its licensee's expenditures with respect to the television and/or radio advertising campaign concerned. The royalty on any record described in clause (c) will be computed on the basis of the SPO's actual sales price less all taxes and Container Charges. In respect of the license by Label to others for their distribution of records in the United States, Label will pay FH ten (10%) percent of Label's net receipts from Label's licensee. ("Net receipts", in the preceding sentence, means receipts as computed after deduction of all copyright, AFM and other applicable third party payments.)

1.05 (a) (i) The royalty rate on any Budget Record will be one-half (1/2) of the applicable basic royalty rate. The royalty rate on any Mid-Price Record and any Record sold for distribution through military exchange channels will be seventy-five (75%) percent of the applicable basic royalty rate.

(ii) The royalty rate on a Multiple Album will be one-half (1/2) of the applicable basic Album royalty rate, if the Royalty Base Price of that Album is the same as the Royalty Base Price applicable to the top-line single-disc Albums marketed by Label or its licensee in the territory where the Album is sold at the beginning of the royalty accounting period concerned. If a different Royalty Base Price applies to a Multiple Album, the royalty rate prescribed in the preceding sentence will be adjusted in proportion to the variance in the Royalty Base Price (but will not be more than the applicable Album royalty rate prescribed in paragraph 1.01). That adjustment of the royalty rate will be made by using the following formula:

(X divided by Y) multiplied by Z = adjusted royalty rate (subject to the parenthetical in the second sentence of this subparagraph).

("X" represents the Royalty Base Price for the Multiple Album concerned; "Y" represents the Royalty Base Price for such top-line single-disc Records in the Multiple Album multiplied by the number of disc Records in the Multiple Album concerned; and "Z" equals the otherwise applicable basic royalty rate.)

(b) The royalty rate on any compact disc record will be one hundred (100%) percent of the rate which would otherwise be applicable under this Agreement.

(c) The royalty rate on any New Media Record will be seventy-five (75%) percent of the rate which would otherwise be applicable hereunder.

(d) (i) If Label sells or licenses to any third party the right to sell Permanent Downloads of Masters hereunder, the royalty rate will be the otherwise applicable Album basic royalty rate prescribed in paragraph 1.01. Sales of Albums (but not of individual Masters) in the United States by way of Permanent Download shall be treated as USNRC Net Sales for the purposes of paragraph 1.02 above, provided that the sales price concerned falls within a top-line sale price category applicable to such method of sale.

1.06 Except as otherwise specifically set forth herein, on Masters licensed by Label on a flat-fee or a royalty basis for the sale of records, the royalty rate shall be an amount equal to fifty (50%) percent of the Net Flat Fee or Net Royalty, as applicable, from such exploitation of the Masters.

1.07 Notwithstanding anything to the contrary contained herein:

(a) If records are sold to distributors or others for less than Label's highest posted wholesale price, or at a discount therefrom, but for more than fifty (50%) percent of such wholesale price, then, for purposes of this paragraph, a percentage of such records shall be deemed non-royalty bearing records, which percentage shall be an amount equal to the percentage of such lesser amount or the applicable discount.

(b) Royalties shall only be payable hereunder on the Album and any other records embodying solely Masters. Without limiting the generality of the foregoing, FH shall not be entitled to any royalty in respect of (i) sales of records which embody Masters along with other master recordings or (ii) non-record uses of the Masters. No royalty shall be payable to FH in respect of any records sold by the particular recording artist or his or her record label (as opposed to sales by Label). FH acknowledges that, in connection with the negotiation of agreements for recording artists and/or their record labels to record or license Masters for use on the Album, Label may permit such recording artists and/or their record labels to make certain uses of the Masters, and FH shall not be entitled to any royalty in respect of such uses.

1.08 No royalties shall be due or payable hereunder unless and until all Production Costs have been recouped at the "combined artist/FH" royalty rate. Following such recoupment, royalties shall be payable to FH on a prospective basis only. As used herein, the "combined artist/FH royalty rate shall mean the royalty rate payable to FH hereunder plus the "net" artist royalty rate (i.e., the aggregate royalty rate payable to all artists and their record labels in respect of the Album exclusive of any royalties payable to producers or other third parties). Solely for purposes of this paragraph 1.08, the "net" artist royalty rate shall not be less than an aggregate rate of eight (8%) percent.

2. ROYALTY PAYMENTS AND ACCOUNTINGS.

2.01 Label shall send to FH statements for royalties payable hereunder on or before October 1st for the semi-annual period ending the preceding June 30th and on or before April 1st for the semi-annual period ending the preceding December 31st, together with payment of royalties, if any, earned by FH hereunder during the semi-annual period for which the statement is rendered, less all Advances and other charges under this Agreement. Notwithstanding the foregoing, Label shall additionally render an informal, "interim" estimated accounting within 90 days following the end of each of the first two full "off cycle" calendar quarters (i.e., those calendar quarters ending March 31st and September 30th) following the date of the initial release in the United States of each Album hereunder and shall pay the royalties estimated to be payable. Label shall have the right to retain, as a reserve against charges, credits, or returns, such portion of payable royalties as shall be reasonable in Label's best business judgment. With respect to Albums sold hereunder, Label's reserve shall not exceed twenty-five (25%) percent of the number of such Records shipped. Reserves shall be liquidated ratably over the four full semi-annual accounting period following the period in which such reserve was initially established. Records returned will be apportioned between royalty-free Records and Records on which royalties are payable in the same proportion as such Records were shipped to customers. FH shall reimburse Label on demand for any overpayments, and Label may also deduct the amount thereof from any monies payable to FH hereunder or under any other agreement between FH and Label or Label's affiliates. Royalties paid by Label on Records subsequently returned shall be deemed overpayments.

2.02 No royalties shall be payable to FH on sales of Records by any of Label's licensees or distributors until payment on those sales has been received by Label in the United States. Sales by a licensee or distributor shall be deemed to have occurred in the semi-annual accounting period during which that licensee or distributor shall have rendered to Label accounting statements and payments for those sales. Label shall use its best efforts to be paid for sales subject hereto in U.S. currency in the United States.

2.03 (a) Royalties on Phonograph Record sales outside of the United States shall be computed in the national currency in which Label's licensees pay to Label, shall be credited to FH's royalty account hereunder at the same rate of exchange at which Label's licensees pay to Label, and shall be proportionately subject to any withholding or comparable taxes which may be imposed upon Label's receipts.

(b) If Label shall not receive payment in United States dollars in the United States for any sales of Records outside of the United States, royalties on those sales shall not be credited to FHr royalty account hereunder.

2.04 Label will maintain complete books and records which demonstrate how the royalties paid to FH are calculated, including sales of Records and expenditures. FH may, but not more than once a year, at FH's own expense, examine those books and records, as provided in this paragraph 2.04 only. FH may make those examinations only for the purpose of verifying the accuracy of the statements sent to FH under paragraph 2.01. FH may make such an examination for a particular statement only once, and only within two (2) years after the date when Label is required to send FH that statement under paragraph 2.01. FH may make such an examination only during Label's usual business hours, and at the place where Label keeps the books and records to be examined. If FH wishes to make an examination FH will be required to notify Label at least thirty (30) days before the date when FH plans to begin it. FH will not be entitled to examine any manufacturing records or any other records that do not specifically report sales or other distributions of Phonograph Records on which royalties are payable to FH. FH may appoint a certified public accountant to make such an examination for FH, but not if (s)he or his/her firm has begun an examination of Label's books and records for any Person except FH unless the examination has been concluded and any applicable audit issues have been resolved. Such certified public accountant will act only under a Letter of Confidentiality which provides that any information derived from such audit or examination will not be knowingly released, divulged or published to any person, firm or corporation, other than to FH or to a judicial or administrative body in connection with any proceeding relating to this Agreement.

2.05 If FH has any objections to a royalty statement, FH will give Label specific notice of that objection and FH's reasons for it within two (2) years after the date when Label is required to send FH that statement under paragraph 2.01. Each royalty statement will become conclusively binding on FH at the end of that two (2) year period, and FH will no longer have any right to make any other objections to it. FH will not have the right to sue Label in connection with any royalty accounting, or to sue Label for royalties on Records sold during the period a royalty accounting covers, unless FH commences the suit within that two (2) year period. If FH commences suit on any controversy or claim concerning royalty accountings rendered to FH under this Agreement in a court of competent jurisdiction, the scope of the proceeding will be limited to determination of the amount of the royalties due for the accounting periods concerned, and the court will have no authority to consider any other issues or award any relief except recovery of any royalties found owing.

2.06 Label shall have the right to deduct from any amounts payable to FH hereunder that portion thereof as is required to be deducted under any statute, regulation, treaty or other law, or under any union or guild agreement, and FH shall promptly execute and deliver to Label any forms or other documents as may be required in connection therewith. All payments herein are contingent upon Label receiving properly completed W-9 and/or 1001 IRS tax forms, as applicable.

3. <u>DEFINITIONS</u>

3.01 The term "Container Charge" shall mean the applicable percentage, specified as follows, of the Gross Royalty Base applicable to the particular Record concerned: fifteen (15%) percent for all Records in traditional disc form; twenty (20%) percent thereof for all Records in tape form, such as reel-to-reel tapes, cartridges, cassettes and for all other recorded devices; but twenty-five (25%) percent for compact disc Records and all New Media Records.

3.02 The term "Master" and "Masters" shall mean audio master recordings which are actually included on the Album or which are otherwise recorded by Label for inclusion on the Album.

3.03 (a) The term "Mid-Priced Record" shall mean a Record which bears a Gross Royalty Base at least twenty (20%) percent lower, but not more than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top-line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

(b) The term "Budget Record" shall mean a Record which bears a Gross Royalty Base greater than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

3.04 The term "Net Royalty" or "Net Flat Fee" shall mean the gross royalty or gross flat fee received by Label in the United States from a Person from the exploitation by that Person of rights in Masters, less all costs paid or incurred by Label in connection with the exploitation of those rights and the collection of those monies, and less all royalties or other sums payable by Label to any person or party in connection with the exploitation of those rights, except for royalties or other sums payable to artists or producers of those Masters, which shall be borne solely by Label.

3.05 The term "Net Sales" shall mean gross sales to wholesale and retail customers, less returns, credits and reserves against anticipated returns and credits. Net Sales shall specifically exclude: Records furnished as free or bonus Records to members, applicants, or other participants in any record club or other direct mail distribution method or any other Record for which that record club or other direct mail operation is not paid; "picture discs", colored or transparent vinyl Records, or other non-standard Records; Records distributed for promotional purposes to radio stations, television stations or networks, record reviewers, or other customary recipients of promotional Records; Records distributed to Label's employees; "promotional sampler" Records licensed or distributed for airlines background use or use on other transportation carriers; other so-called "sampler" Records licensed or distributed by us; Records sold as scrap-deletions, overstocks, or "cut-outs"; Records intended for free distribution as "samplers" to automobile or audio equipment purchasers; Records (whether or not intended for resale) distributed as "Free Goods" (as defined below); or Records sold at less than fifty percent (50%) of their regular wholesale price, whether to distributors, sub-distributors, dealers or others, and whether or not the recipients thereof are affiliated with us. As used herein, "Free Goods" means free or bonus Records given away pursuant to sales plans; to the extent that Records hereunder are sold subject to any such sales plans that entail a selling price for such Records reduced by a percentage discount from Label's or Label's Licensee's price (i.e., before the application of the discount contemplated by any such sales plan) the number of such Records deemed to be Net Sales shall be determined by reducing the number of Records actually sold by the percentage of discount granted applicable to such sale. Subject to additional short-term special programs, distributions of Records on a "free goods" basis shall be deemed to be as follows: (i) with respect to Albums, fifteen (15%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis; and (ii) with respect to Singles and other Records, twenty-three (23%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis. (The calculation of Records deemed distributed on a "no-charge" or "free goods" basis pursuant to the foregoing clauses (i) and (ii) shall be deemed applicable, and such Records shall not be royalty-bearing, regardless of whether or not any such Records are in fact invoiced to customers on a "no-charge", "free" or "free goods" basis.)

3.06 The term "Permanent Download" shall mean a digital transmission of a download of a Master to a local storage device (e.g., the hard drive of the user's computer or a portable device) which is not subject to time or use limitations and is permanently available for listening an unlimited number of times (unless deleted by the user). All references in this Agreement to the "distribution" of Records, unless expressly provided otherwise, shall be understood to include the distribution of records as Permanent Downloads.

3.07 The term "Production Costs" shall mean all recording costs (as such term is generally understood in the U.S. recording industry) incurred in connection with the making of the Album and the Masters (including, without limitation, fees paid to producers, engineers and musicians, studio rental time, tape costs, and travel expenses for personnel), all advances, fees and other payments to recording artists, their record labels and other persons or parties whose consent or permission is required for artists to perform and grant rights, sample clearance costs, and all other costs (including out-of-pocket legal fees) incurred in connection with the making or licensing of Masters or in connection with the acquisition or rights necessary to make and release the Album and other records derived therefrom.

3.08 The terms "Record" and "record" shall mean all forms of reproductions now or hereafter known, manufactured or distributed primarily for home or personal use, institutional use (e.g., library or school), jukebox use, or use in means of transportation (including, without limitation, video games and any software media or transmission of such reproductions via telephone, cable, satellite or other transmissions to consumers directly into the home).

3.09 The term "through Normal Retail Channels" shall refer to sales of Phonograph Records hereunder other than as described in paragraphs 1.03, 1.04, 1.05 (other than subsection (b) thereof), 1.06 and 1.07(a) above.

3.10 The term "New Media Records" shall mean Records in any software medium (including, without limitation, "digital audio tape", "digital compact cassette" and "Mini-Disc" and transmission directly into the home) in which recorded music is not in general commercial distribution in the United States as of January 1, 2005. New Media Records shall not include Permanent Downloads.

3.11 The term "Royalty Base Price" shall mean the amount specified below ("Gross Royalty Base") applicable to the Records concerned, less all excise, purchase, value added, or similar taxes (included in the Royalty Base Price) and less the applicable Container Charge:

(a) With respect to Records sold for distribution in the United States, the "Gross Royalty Base" shall be the suggested retail list price ("SRLP") for such Record; or if there is no SRLP, the lowest wholesale price payable by the largest category of Label's (or its distributor's) customers in the normal course of business with respect to such Records sold for distribution during the applicable semi-annual accounting period, multiplied by an "up-lift" of one hundred thirty (130%) percent.

(b) With respect to Records sold for distribution outside of the United States, the "Gross Royalty Base" shall be the same royalty base price on which Label is accounted to by its licensee in the country concerned provided that Label is accounted to based on the SRLP of such Records in the country concerned, or a substitute for an actual or hypothetical retail price ("Retail-Related Price"). If Label is accounted to based on a royalty base price other than a Retail-Related Price, the "Gross Royalty Base" for such Records shall be the published price to dealers ("ppd") in the country concerned for such Records, multiplied by an "up-lift" of one hundred twenty-six (126%) percent.

(c) For Masters or Records sold by us or licensed by us for distribution as Permanent Downloads, and for Records sold by us directly to a consumer through direct response, the Royalty Base Price, at our sole election, will be either: (i) the amount received by us in the United States for and directly and specifically attributable, identifiable, and allocable to the master or Phonograph Record concerned less all third party agency, commission or similar fees, or (ii) the Royalty Base Price for such Phonograph Records otherwise applicable under this paragraph 3.11.